                                  ANNUAL REPORT
                            FOR THE FISCAL YEAR ENDED
                               SEPTEMBER 30, 2007

CONTENTS
1          LETTER TO MEMBERS
2          NOTE ABOUT FORWARD LOOKING STATEMENTS
3          DESCRIPTION OF OUR BUSINESS
18         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS
26         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
41         MEMBER INFORMATION
42         OFFICERS AND DIRECTORS

TO OUR MEMBERS

March 14, 2008

     We am pleased to present  the  materials  for our 2008  annual  meeting and annual report of Southwest Iowa Renewable  Energy,  LLC. I hope you will be able to join us for the annual meeting on April 3rd, 2008 at the Mid-America  Center,
One Arena Way,  Council  Bluffs,  IA 51501,  from 1 pm to 3 pm Central  Daylight
Time.

     We will  conduct the brief  formal  business as  indicated  in the enclosed materials. Following the conclusion of the formal meeting, we will have time for an update on our project and the biofuels industry.

     The 2007 fiscal year and beyond held many  notable  achievements  for SIRE.
Many steps have been accomplished toward the completion of our plant. There were many other noteworthy occurrences in the past year including:

     o    CFO and Construction Site Manager hired;
     o    Received property tax abatement from Pottawattamie County;
     o    Construction Air Permit approved by IDNR;
     o    Site excavation  completed;  work  progressing on rail line and double loop track, grain handling, process facilities, ethanol storage tanks, cooling tower, electrical substation, and the steam pipeline.

     As we reported to in you detail in January,  it was  necessary  to increase the  overall  project  budget.  This  month  SIRE was able to secure  additional funding  for the project to fully fund the  increased  budget.  Initially,  this funding is in the form of a  one-year  bridge  loan,  made  possible  by our key partners,  Bunge North  America,  Inc.  and ICM Inc.  SIRE is grateful for their consistent support. We are currently working with our investment banking firm to seek  additional  institutional  equity to replace the bridge loan.  We may also offer our current  investors and others the  opportunity  for additional  equity investment to compliment the institutional  equity. We will provide an update at the annual meeting.

     On behalf of the Board of Directors  and everyone at SIRE, we thank you for your  support of the Company and we look  forward to seeing you on April 3rd and to our continued progress together.

                         Karol King,                      Mark Drake,
                         Chairman of the Board            President and CEO

                           FORWARD LOOKING STATEMENTS

     This Annual Report contains forward-looking  statements that involve future events,  our future  performance and our expected future operations and actions.
In some cases you can identify  forward-looking  statements  by the use of words such as "may," "should,"  "anticipate,"  "believe,"  "expect," "plan," "future,"
"intend," "could," "estimate,"  "predict," "hope,"  "potential,"  "continue," or the negative of these terms or other similar expressions.  These forward-looking statements are only our predictions and involve numerous assumptions,  risks and uncertainties.  Our actual results or actions may differ  materially  from these forward-looking statements for many reasons, including the following factors:

     o    Overcapacity in the ethanol industry;
     o    Our ability to obtain any  additional  equity  financing  which may be required to complete plant  construction and commence  operations,  or our inability to fulfill our debt financing covenants;
     o    Changes in our business strategy,  capital improvements or development plans;
     o    Construction  delays and technical  difficulties in  constructing  the plant;
     o    Changes in the environmental  regulations that apply to our plant site and operations;
     o    Our ability to hire and retain key  employees for the operation of the plant;
     o    Changes in general  economic  conditions or the  occurrence of certain events  causing  an  economic  impact  in  the  agricultural,  oil  or automobile industries;
     o    Changes  in the  availability  and  price of  electricity,  steam  and natural gas;
     o    Changes in federal and/or state laws (including the elimination of any federal and/or state ethanol tax incentives);
     o    Changes and advances in ethanol production technology; and competition from alternative fuel additives.

     Our actual results or actions could and likely will differ  materially from those anticipated in the forward-looking  statements for many reasons, including the reasons described in this Annual Report. We are not under any duty to update the  forward-looking  statements  contained  in this  Annual  Report.  We cannot guarantee future results,  levels of activity,  performance or achievements.  We caution you not to put undue reliance on any forward-looking  statements,  which speak only as of the date of this  Annual  Report.  You should  read this Annual
Report completely and with the understanding  that our actual future results may be materially  different  from what we currently  expect.  We qualify all of our forward-looking statements by these cautionary statements.

DESCRIPTION OF OUR BUSINESS

General

     Southwest Iowa Renewable  Energy,  LLC (the  "Company,"  "we" or "us") is a
development  stage Iowa limited  liability company which was formed on March 28,
2005 to  develop,  construct,  own and  operate a 110  million  gallon  dry mill corn-based ethanol plant near Council Bluffs, Iowa (the "Facility").  Based upon engineering  specifications from ICM, Inc. ("ICM"), our primary constructor,  we expect the Facility to process  approximately  39.3 million  bushels of corn per year into 110 million  gallons of denatured fuel grade ethanol,  300,000 tons of distillers' dry grains with solubles ("DDGS") and 50,000 tons of wet distillers'
grains with soluble ("WDGS," together with DDGS,  "Distillers Grains"). The fuel grade ethanol will be sold in limited  markets  throughout the United States and
Distillers  Grains sold in  surrounding  communities  in  southwestern  Iowa and southeastern Nebraska.

     Our Facility is located in Pottawattamie County in southwestern Iowa. It is near two major interstate  highways,  within a half a mile of the Missouri River and will have  access to five major rail  carriers.  This  location  is in close proximity to raw materials and product market access.  The Facility will receive corn and chemical deliveries primarily by truck but will be able to utilize rail delivery if  necessary.  The site has access to water from ground wells and from the Missouri  river.  In addition to close  proximity to the Facility's  primary energy source,  steam, there are two natural gas providers available,  both with infrastructure immediately accessible.

     To execute our business plan, we raised capital  through two  offerings--an initial  seed round in the fourth  quarter of 2005 and a secondary  round in the first quarter of 2006--and on May 2, 2007, we entered into a $126,000,000 credit facility (as amended,  the "Credit  Agreement") with AgStar Financial  Services,
PCA ("Agent"),  as agent for a syndicate group of lenders.  As discussed in more detail below under Financial  Information--Management's  Discussion and Analysis
of Financial Condition and Results of Operations--Recent Developments, effective
March 7, 2008, we amended the terms of our primary lending agreements,  obtained a bridge loan in the maximum principal amount of $36,000,000 (the "Bridge Loan")
from Commerce  Bank,  N.A. (the "Bridge  Lender") and entered into  arrangements with the Bridge Lender and our key equity holders and operational partners,  ICM and Bunge North America,  Inc. (a wholly owned  subsidiary of Bunge  Limited,  a publicly-traded,  global agribusiness company) ("Bunge"),  in order to resolve a construction  budget shortfall of $34,000,000.  Agent had previously informed us that we would  not be able to  borrow  under  the  Credit  Agreement  until  the shortfall  was  resolved.  The  shortfall  also led ICM to  reduce  construction activities  until  it  was  resolved,  which  has  resulted  in a  delay  in the construction of the Facility. Additionally, such shortfall, though now resolved, caused our  independent  auditors to express  concern  regarding  our ability to continue as a going  concern in  connection  with their  audit of our  financial statements for the period ending September 30, 2007.

     Information  respecting our losses, assets, and other financial information is contained below under "Financial Information."

Primary Contractors

     We have entered into  contracts  with various  contractors to construct the
Facility,  though our primary contractors are ICM, Todd & Sargent, Inc. ("T&S"), and HGM Associates,  Inc. ("HGM").  Below are summaries of the contracts we have with these three parties.

     On September  25, 2006,  we entered  into an  Agreement  Between  Owner and
Design/Builder  on the Basis of Stipulated  Price with ICM (the "ICM Contract"), which provides that ICM will design and construct a dry mill fuel-grade  ethanol plant,  capable of producing 110 million gallons of denatured fuel-grade ethanol per  year  and  338,000  tons  of  DDGS.  For  such  services  we  will  pay ICM approximately  $118,000,000,  but the total cost of work may increase based upon changes in the work to be performed.  On January 11, 2008,  ICM notified us that
due    to   our    funding    issues    discussed    below    under    Financial
Information--Management's  Discussion  and Analysis of Financial  Condition  and
Results of Operations--Recent Developments,  additional time will be required to complete the work under the ICM Contract.  We expect the design and construction of the Facility to be substantially completed in

December,  2008. In addition to designing  and building the  Facility,  ICM will provide  training to our  employees to operate the  Facility  through a six week training course.

     Under the ICM  Contract,  ICM has the right to stop  work,  upon seven days written  notice  to us,  if we do not pay ICM  amounts  coming  due that we have certified for payment;  provided,  however,  ICM may not stop work if there is a good faith  dispute  regarding  the amount of payment  due. ICM has the right to terminate  the ICM  Contract  on seven  days  written  notice if (i) the work is suspended,  without  fault on the part of ICM, by us or by order of the court or other public authority for a period of more than 90 days, or (ii) we fail to pay
ICM undisputed  amounts within 30 days of receiving an application  for payment.
We may suspend ICM's performance at any time and without cause for up to 90 days by  providing  written  notice  to ICM and the date on which  performance  is to resume. In addition,  we may terminate the ICM Contract for cause for any of the following  reasons:  (w) ICM fails to perform  its work in  accordance  with the agreement,  (x) ICM intentionally or willfully disregards any law or regulation,
(y) ICM materially  breaches any provision of the agreement,  or (z) ICM becomes financially  insolvent,  files for a  voluntary  petition of  bankruptcy,  or an involuntary petition of bankruptcy is filed and not dismissed within 180 days of such filing.

     On December  18,  2006,  we entered  into a Standard  Form of  Design-Build
Agreement and General Conditions Between Owner and Contractor with T&S (the "T&S
Contract"), under which TS agreed to provide us with the design and construction of a 1,000,000  bushel grain receiving and storage facility and Distillers Grain storage  facility.  The  work  provided  for  under  the T&S  Contract  is to be substantially  completed no later than May 5, 2008. For its services,  we agreed to pay T&S  $9,745,000,  subject to any change  orders.  The T&S Contract can be terminated by T&S if (i) the work has stopped for a 90 day period due to a court order, a national  emergency or other  government act which results in a lack of available  materials,  (ii) work stopping for at least 90 days as a result of us suspending the work or our failure to pay (work can be stopped 30 days after our failure  to pay),  (iii)  our  material  delay of  T&S's  performance,  (iv) our material  breach of the T&S Contract,  or (v) our failure to furnish  reasonable evidence  that we will be able to pay the costs of the project as they come due.
We can  terminate  the T&S Contract if T&S  breaches the  agreement in specified ways. If we terminate the T&S Contract after  commencement of  construction,  we agreed to pay an additional 5% of the remaining balance of the contract price.

     On November 27, 2006,  we entered into an  Engineering  Services  Agreement with HGM (the "HGM Contract").  Under the HGM Contract, HGM agreed to provide us with professional design services for the development,  design, and construction of our Facility. Such services include geotechnical coordination,  site grading, utilities (including wells and water mains, natural gas, sanitary sewer, process sewer  outfall,  and fire loop),  substation  coordination,  a  landscape  plan,
construction   staking,   construction   administration,   a  resident   project
representative,  compaction and material testing coordination,  record drawings, and site coordination.

     We have agreed to pay HGM either hourly rates or fixed prices, depending on the services.  The fixed prices total $93,200 for plant site grading  revisions, the plant road design, the water well and raw water main, the outfall sewer, the sanitary  sewer/collection/lift station, the potable water system the fire main, the landscape plan, and natural gas.  Hourly fees will be paid for  geotechnical coordination, construction staking and construction administration; in addition, hourly fees will be paid for (i) any  additional  services added at a later date and  (ii)  any  revisions  made  by us  requiring  HGM to  change  any  plan  or specifications.  The hourly  fees  range from $35 to $280 per hour.  There is no estimated  total cost for any hourly  services.  In addition  to these fees,  we agreed  to  reimburse  HGM  for  direct  non-salary  expenses  including  travel expenses,  reproduction costs and computer plots, postage, express mail, courier services and handling of drawings, renderings, artwork, models, photography, and other deliverables.  The estimated cost of such reimbursable  expense is $1,300, but the actual amount may exceed such estimate.

     Either party may terminate the HGM Contract for cause upon at least 14 days notice.  Termination for cause includes  violation of the covenants,  agreements and  stipulations  of the  HGM  Contract  and  nonpayment  by  us.  In  lieu  of termination due to our nonpayment, HGM may elect to suspend its services. If HGM elects to suspend its services due to  nonpayment,  HGM has no liability for any delay or damage caused.  In addition to termination  for cause, we may terminate the HGM Contract for any reason with at least 30 days notice to HGM.

Status of Plant Construction

     With the proceeds of our two equity offerings, we began construction of our
Facility in February of 2007 with  grading and GeoPier  installation.  T&S began work on the grain and DDGS silos in  February,  2007,  with the silos poured the end of July and the DDG building set and sided in October,  2007.  As of January
15, 2008, the status of the various components of the Facility were as follows:

     o    The fire loop is complete,  and the north, east and south sides of the plant area are fenced.
     o    The grain receiving silos and the DDGS silo are structurally  complete and we are installing equipment in them.
     o    The DDGS building,  the cooling tower,  the  fermentation  and storage tanks,  the  potable  water  system,  and the  septic  system  are all substantially complete.
     o    The water treatment building is 75% complete.
     o    The  foundation  and  slab  for the  process  area  are  complete  and structural  steel is being  installed.
     o   The slab  and  foundation  work for the  dryer  building  is  complete, awaiting dryers to be installed.
     o    We have begun foundation work for the steam building.
     o    The storm water drainage system is complete.
     o    We have  completed  the  majority  of work on the  rail  line  and the railroad bridge over Pony Creek.

Plan of Operation for Remainder of Fiscal Year 2008

     Generally

     Throughout  the  remainder  of our fiscal  year 2008,  we plan to  continue working toward  completion of the Facility and the  commencement  of operations, which  we  presently  anticipate  achieving  in  December,  2008,  and to  raise additional capital through one or more equity  financings,  as further discussed elsewhere  in this  Annual  Report.  We do not  presently,  nor intend to in the future, conduct any research or development activities.

     Employees

     The  Company  had six full time  employees  as of  December  31,  2007.  We anticipate  hiring an  additional 45 employees in September of 2008 prior to the commencement of our operations.  We are not subject to any collective bargaining agreements  and we have not  experienced  any  work  stoppages.  Our  management considers the Company's employee relationships to be favorable.

Rail Access

     A six mile loop  railroad  track for rail  service to our Facility is under construction.  The track will come off the  Council  Bluffs  Energy  Center line where interstate I-29 crosses and will proceed south along the east side of Pony
Creek.  We have obtained  easements with the property owners along this route to permit our intended  access.  The track will terminate in a loop-track  south of the Facility, which will accommodate 100 car unit trains.

     On June 25, 2007, we entered into a Railcar  Sublease  Agreement  ("Railcar
Agreement")  with Bunge for the  sub-lease of 320 ethanol cars and 300 DDGS cars which will be used in the delivery and marketing of ethanol and DDGS. We will be responsible for all maintenance and mileage charges as well as the monthly lease expense and certain railcar modification expenses.  Under the Railcar Agreement, we will lease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar leases.

Principal Products

     Ethanol

     Ethanol is a  chemical  produced  by the  fermentation  of sugars  found in grains and other  biomass.  Ethanol can be produced  from a number of  different types of grains,  such as wheat and sorghum,  as well as from agricultural waste products  such as sugar,  rice hulls,  cheese whey,  potato  waste,  brewery and beverage  wastes  and  forestry  and paper  wastes.  However,  according  to the
Renewable Fuels Association (www.ethanolrfa.org) approximately 90% of ethanol in the United  States  today is produced  from corn  because  corn  produces  large quantities of  carbohydrates,  which convert into glucose more easily than other kinds of biomass.

     Ethanol  has been used in motor  fuels in the  United  States  for the last century,  but for all practical  purposes had not been used  commercially  until
1978. At that time a deliberate  public policy  objective to create a fuel-grade ethanol  industry  was  established  by  Congress  when it created an excise tax exemption  in order to  encourage  the  production  of  ethanol  from  renewable
resources.   According  to  the  Renewable  Fuels   Association   website  (www.
ethanolrfa.org),  the industry has grown from virtually zero  production at that time to a current annual  production level of approximately 4.9 billion gallons, with  approximately  another 6.0 billion gallons  currently  expected to come on line by 2009.

     We entered into an Ethanol  Merchandising  Agreement ("Ethanol  Agreement")
with Lansing Ethanol Services, LLC ("Lansing"),  under which we agree to sell to and Lansing agrees to buy all ethanol  produced at our Facility.  Contract terms for the sale of ethanol  will be specified  in sale  contracts.  Pricing for the ethanol  will  be  set by our  Risk  Management  Committee.  Under  the  Ethanol
Agreement,  we assume  all  responsibility  for  market  price  fluctuations  of ethanol, but once a price is fixed in a sales contract,  that price controls. If we are made an offer to sell  ethanol  at a price  greater  than  Lansing  pays,
Lansing has the option of paying that amount or allowing us to sell to the other offeror. For its services, we agreed to pay Lansing a per-gallon fee for ethanol delivered under the Ethanol Agreement.  We also agreed to allow Lansing to store up to 2.8 million  gallons of ethanol at the  Facility at any time at no cost to
Lansing.  The Ethanol  Agreement expires on December 31, 2010, but automatically renews for one year periods,  until and unless a party  provides the other party notice to not renew  more than 90 days prior to  expiration.  We have a right to
terminate  the  Ethanol  Agreement  upon  providing   specified  notice.  It  is
anticipated that the ethanol will be marketed  primarily in 100 unit car trains, and distributed through regional blenders.

     Distillers Grains

     The chief  co-product  of the  ethanol  production  process  is  Distillers
Grains, which are the residues that remain after high quality cereal grains have been fermented by yeast. In the fermentation  process,  the remaining  nutrients undergo a three-fold  concentration  to yield wet distillers  grains to which is added evaporator syrup to create wet distillers  grains with solubles,  or WDGS.
WDGS is a highly  digestible  feed ingredient  marketed  primarily to the dairy, beef,  sheep,  swine and  poultry  industries.  Once  operational,  we intend to annually  dry 300,000  tons of our WDGS to become  distillers  dried grains with solubles, or DDGS, which has a longer shelf life (three summer days, five winter days) than WDGS and can better withstand  transportation over greater distances.
We plan to annually market 50,000 tons of our Distillers Grains as WDGS.

     We have entered into a Distiller's  Grain Purchase  Agreement dated October
13, 2006 ("DG Agreement") with Bunge, under which Bunge is obligated to purchase from us and we are obligated to sell to Bunge all Distillers  Grains produced at our Facility.  If we find another  purchaser for  Distillers  Grains  offering a better price for the same grade, quality,  quantity, and delivery period, we can ask Bunge to either market  directly to the other purchaser or market to another purchaser on the same terms and pricing.

      The initial term of the DG  Agreement  begins July 15, 2008 or a different date if agreed upon in writing by both parties,  and lasts for ten years. The DG
Agreement will  automatically  renew for additional  three year terms unless one party  provides the other party with notice of election to not renew 180 days or more prior to expiration.  Under the DG Agreement,  Bunge will pay us a Purchase
Price equal to the Sales Price minus the Marketing Fee and Transportation Costs.
The Sales Price is the price received by Bunge in a contract consistent with the
DGS  Marketing  Policy or the spot price  agreed to between  Bunge and us. Bunge receives a Marketing  Fee  consisting  of a  percentage  of the Net Sales Price, subject to a minimum  yearly  payment of $150,000.  Net Sales Price is the Sales
Price less the Transportation  Costs and Rail Lease Charges.  The Transportation
Costs are all freight charges,  fuel surcharges,  and other accessorial  charges applicable to delivery of Distillers Grains.  Rail Lease Charges are the monthly lease  payment for rail cars along with all  administrative  and tax filing fees for such leased rail cars.

     Other Co-Products

     Carbon  dioxide is a co-product  produced by yeast in the  fermentation  of sugars  to  ethanol.  We are  investigating  possible  markets  for this  carbon dioxide.  This investigation is in its early stages, and no potential purchasers of the carbon dioxide have yet been  identified.  The capture and sale of carbon dioxide  could  provide  another  revenue  stream  differentiating  us from  the majority of ethanol plants that do not sell carbon dioxide.  However,  we do not plan to sell carbon dioxide at this time.

Description of Dry Mill Process

     Our Facility  will produce  ethanol by  processing  corn.  The corn will be received by  semitrailer  truck (or railcar if needed),  and will be weighed and stored in a  receiving  building.  It will then be  transported  to a scalper to remove rocks and debris before it is conveyed to storage bins.  Thereafter,  the corn will be  transported  to a hammermill  or grinder where it is ground into a mash and  conveyed  into a tank for  processing.  We will  add  water,  heat and enzymes to break the ground  corn into a fine  liquid.  This liquid will be heat sterilized  and pumped to a tank where  other  enzymes  are added to convert the starches into glucose sugars. Next, the liquid is pumped into fermenters,  where yeast  is  added,  to  begin  a 48 to 50  hour  batch  fermentation  process.  A distillation  process  will divide the alcohol  from the corn mash.  The alcohol which exits the distillation  process is then partially dried. The resulting 200 proof  alcohol is pumped into  storage  tanks.  Corn mash from the  distillation process  is  then  pumped  into  one of  several  centrifuges.  Water  from  the centrifuges is dried into a thick syrup.  The solids that exit the centrifuge or evaporators  are called wet cake and are conveyed to dryers.  Corn mash is added to the wet cake as it enters the dryer, where moisture is removed.  This process produces Distillers Grains.

Raw Materials

     Corn Requirements

     Ethanol  can be  produced  from a number of  different  types of grains and waste products. However, approximately 90% of ethanol in the United States today is  produced  from corn.  The cost of corn is affected  primarily  by supply and demand factors such as crop production,  carryout,  exports, government policies and programs,  risk management and weather.  Despite strong corn production over the last three growing seasons, corn prices rose dramatically in our 2007 fiscal year due in part to additional corn demand from the ethanol industry.  On August
10, 2007,  the USDA  predicted  that the United States corn  production for 2007 would be 13.1 billion  bushels.  This  substantial  increase in corn production, compared to 10.7  billion  bushels in 2006,  is  attributed  to  increased  corn planting as a result of high corn  prices at the end of 2006 and early 2007.  As more ethanol  production  capacity comes online,  we expect the price of corn to continue to rise, despite increased corn production.

     We  anticipate  that our  Facility  will need  approximately  39.3  million bushels of corn per year,  or  approximately  108,000  bushels  per day,  as the feedstock  for its dry milling  process.  The grain supply for our plant will be obtained  primarily from local markets.  To assist in our securing the necessary quantities  of grain for our plant,  we entered  into a Grain  Feedstock  Agency
Agreement  ("Agency  Agreement") with AGRI-Bunge,  LLC ("A-B") dated October 13,
2006,  under  which A-B agreed to serve as our agent and acquire all of the corn necessary  for the  operation  of our  Facility.  If we find  corn for sale by a reliable  supplier  at a better  price than  available  through A-B for the same grade,  quality,  quantity,  and delivery  period,  we can ask A-B to either buy directly from the other supplier or buy from another  supplier on the same terms and  pricing  as we  obtained.  We  agreed  to pay A-B an  agency  fee for  corn delivered to the Facility,  with a minimum yearly agency fee of $225,000.  After three years,  the agency fee and minimum yearly agency fee will be  recalculated by reference  to a specified  index.  The initial  term of the  agreement is ten years from July 15, 2008, or a different  date if agreed upon in writing by both parties.  The agreement will automatically renew for three year terms unless one party  provides  notice of  election  to not  renew at least  180 days  prior to expiration.

     The price and availability of corn are subject to significant  fluctuations depending  upon a number of factors  which affect  commodity  prices in general, including crop conditions, weather, governmental programs and foreign purchases.  In the ordinary  course of  business,  once we are  operational,  we anticipate that we will enter into forward purchase  contracts for our commodity purchases.

     Energy Requirements

     The  production  of ethanol is a very energy  intensive  process which uses significant amounts of electricity and a supply of a heat source.  Presently, we anticipate  that about 34,000 BTUs of energy are required to produce a gallon of ethanol. Additionally, water supply and quality are important considerations.

     Steam

     Unlike  most  ethanol  producers  in the United  States,  which use coal or natural gas as their primary  energy  source,  our primary energy source will be steam. We believe that utilizing  steam will enable us to better compete,  as it is readily  available to us, it has no  emissions,  and it is cheaper than other available  sources of energy.  We have  entered into an Executed  Steam  Service
Contract  ("Steam  Contract") with  MidAmerican  Energy Company  ("MidAm") dated
January 22, 2007,  under which MidAm agreed to provide the steam required by us, up to 475,000  pounds per hour.  We agree to pay a Net Energy Rate for all steam service  provided  under the Steam  Contract  and a Monthly  Demand  charge  for
Condensate Not Returned.  Condensate  Not Returned is the steam  delivered to us less the  condensation we return to MidAm.  The Net Energy Rate is set for first three years then adjusted each year started on the third  anniversary  date. The
Steam  Contract  remains in effect for ten years from the earlier of the date we commence a continuous grind of corn for ethanol production, or January 1, 2009.

     Natural Gas

     Although  steam will be our  primary  energy  source and will  account  for around 95% of our energy usage, we will require natural gas for back-up when our steam service is temporarily  unavailable  and any additional  energy  resources needed.  Natural  gas  prices  fluctuate  with the energy  complex  in  general.
Recently,  natural gas prices have  trended  lower.  We expect that  natural gas prices  will  remain  steady in the near  future and will trend  higher into the winter  months of 2008 as  seasonal  demand for  natural  gas  increases  due to heating needs in the colder  weather.  We are currently  seeking to enter into a long term contract for our natural gas needs.

     Electricity

     Our plant will require a large continuous  supply of electrical  energy. We plan on purchasing  electricity  from MidAm under an Electric  Service  Contract
("Electric  Contract") dated December 15, 2006. Under the Electric Contract,  we are allowed to install a standby  generator,  which  would  operate in the event
MidAm is unable to provide us with  electricity.  In the Electric  Contract,  we agreed to own and operate a 13kV switchgear with metering bay, all  distribution transformers, and all 13 kV and low voltage cable on our side of the switchgear.
We agreed to pay (i) a service charge of $200 per meter, (ii) a demand charge of
$3.38 in the Summer and $2.89 in the Winter  (iii) a reactive  demand  charge of
$0.49/kVAR of reactive demand in excess of 50% of billing demand, (iv) an energy charge  ranging from  $0.03647 to $0.01837 per kilowatt  hour,  depending on the amount of usage and season, (v) tax adjustments,  (vi) AEP and energy efficiency cost recovery  adjustments,  and (vii) a CNS capital  additions  tracker.  These rates only apply to the primary  voltage  electric  service  provided  under the
Electric Contract.  The electric service will continue at these prices for up to
60 months,  but in any event will  terminate on June 30, 2012. The pricing under the Electric  Contract is based on the assumptions  that we will have an average billing demand of 7,300 kilowatts per month and that we will average an 85% load factor over a 12 month period.  If these  assumptions  are not met, then we will pay the most applicable tariff rate. Additionally,  at any time, we may elect to be charged under one of MidAm's electric tariffs.

     Water

     We will require a significant supply of water. Much of the water used in an ethanol plant is recycled  back into the process.  There are,  however,  certain areas of  production  where fresh water is needed.  Those areas  include  boiler makeup water and cooling tower water.  Boiler makeup water is treated on-site to minimize  all elements  that will harm the boiler and  recycled  water cannot be used for this process.  Cooling tower water is deemed non-contact water  (it does not  come in  contact  with the  mash)  and,  therefore,  can be regenerated back into the cooling tower process.  The makeup water  requirements for the cooling tower are primarily a result of  evaporation.  Much of the water can be recycled back into the process,  which will  minimize the  effluent.  Our
Facility's engineering  specifications provide that our fresh water requirements are  approximately  1,000,000  gallons  per day.  We  anticipate  that our water requirements  will be supplied through three ground wells which are permitted to produce up to  2,000,000  gallons of water per day. We could also  access  water from the Missouri River.

Principal Supply & Demand Factors

     Ethanol

     Generally

     Ethanol  prices have trended  lower  during the three month  period  ending
December 31, 2007.  Management currently expects ethanol prices will continue to track the prices of unleaded  gasoline.  Management  believes the industry  will need to grow both  product  delivery  infrastructure  and demand for  ethanol in order to sustain price levels above  historical  averages on a long-term  basis.
According to the Renewable Fuels Association,  as of August 29, 2007, there were
128 ethanol plants in operation  nationwide  with the capacity to produce nearly
6.8 billion gallons of ethanol  annually.  An additional 77 new plants and eight expansions  are  currently  under  construction,  which  will add an  additional estimated  6.6 billion  gallons of annual  production  capacity.  Unless the new supply of ethanol is equally  met with  ethanol  demand,  downward  pressure  on ethanol prices could continue.

      According to Ethanol Producer Magazine, ethanol demand has been relatively stable at approximately  6.2 billion gallons per year throughout  2007.  Ethanol demand expanded significantly in 2006 due to replacement of MTBE with ethanol as the oxygenate in reformulated  fuel required for carbon monoxide  non-attainment areas in the  winter  months.  This  could  mean that  there may be some  slight seasonality to the demand for ethanol, with increases in demand occurring during the winter  months.  However,  we believe  that most of the  increase in ethanol demand due to MTBE replacement has already occurred. Management believes that it is  important  that ethanol  blending  capabilities  of the  gasoline  market be expanded  in order to  increase  demand for  ethanol.  Recently,  there has been increased  awareness  of the need to expand  ethanol  distribution  and blending infrastructure,  which  would allow the  ethanol  industry to supply  ethanol to markets in the United States that are not currently blending ethanol.

     VEETC

     The  profitability  of the ethanol  industry is impacted by federal ethanol supports and tax  incentives,  such as the Volumetric  Ethanol Excise Tax Credit
("VEETC")  blending  credit.  The passage of the VEETC has helped to provide the flexibility  necessary to expand ethanol blending into higher blends of ethanol, such as E85. The VEETC went into effect on January 1, 2005.  Prior to VEETC, the federal  excise tax on 10%  ethanol-blended  gasoline was 13.2 cents per gallon, compared to 18.4 cents per gallon on regular  gasoline.  Under VEETC,  the lower federal excise tax on ethanol-blended  gasoline was eliminated.  In place of the lower excise tax, the VEETC created a new  volumetric  ethanol excise tax credit of $0.51 per gallon of ethanol.  Gasoline  distributors  apply for this  credit.
Based on volume, the VEETC is expected to allow greater refinery  flexibility in blending  ethanol since it makes the tax credit available on all ethanol blended with gasoline, diesel and ethyl tertiary butyl ether, including ethanol in E-85.
The VEETC is  scheduled  to expire on December  31, 2010. A number of bills have been  introduced in the Congress to extend  ethanol tax credits,  including some bills  that  would  make the  ethanol  tax  credits  permanent.  There can be no assurance, however, that such legislation will be enacted.

     RFS

     The  federal  legislation  which  impacts  ethanol  demand the most are the
Energy  Policy Act of 2005 (the  "2005  Act") and the  Energy  Independence  and
Security  Act of 2007  ("2007  Act").  Most  notably,  the 2005 Act  created the
Renewable  Fuels Standard  ("RFS"),  which was designed to favorably  impact the ethanol industry by enhancing both the production and use of ethanol. The RFS is a national program that does not require that any renewable fuels be used in any particular  area or state,  allowing  refiners to use  renewable  fuel blends in those areas where it is most cost-effective.

     In 2006,  significantly  more  ethanol was blended than was required by the
RFS. The RFS for 2006 required the blending of four billion gallons of renewable fuels,  and the ethanol  industry alone produced  nearly five billion gallons of ethanol in 2006. For this reason, the RFS likely did not significantly  increase demand for  ethanol in 2006.  Additional  demand for  ethanol may have come from fuel blenders replacing MTBE with ethanol.

     The 2007 Act amended  several  components  of the RFS. The RFS now requires
(i) the fuel  refining  industry as a whole  (including  refiners,  blenders and importers) to use 4.5 billion gallons of renewable fuels in 2007,  increasing to
15.2  billion  gallons by 2012 and 36 billion  gallons  by 2022;  (ii)  advanced biofuel  (renewable  fuel  derived  from corn  starch  other  than  ethanol  and encompassing  cellulosic biofuel and biomass-based  diesel),  cellulosic biofuel and  biomass-based  diesel  to be  used  in  addition  to  conventional  biofuel
(ethanol);  (iii) for 2008,  the use of  approximately  nine billion  gallons of renewable fuels (only ethanol); (iv) in 2012, the use of 13.2 billion gallons of ethanol,  two  billion  gallons of  advanced  biofuel,  0.5  billion  gallons of cellulosic biofuel, and one billion gallons of biomass-based diesel, for a total of 15.2 billion gallons of renewable fuel; and (v) by 2036,  usage of 15 billion gallons of ethanol, excluding advanced biofuel.

     The  2007  Act also  requires  facilities  beginning  operation  after  its enactment to operate with at least a 20% reduction in lifecycle  greenhouse  gas emissions  compared to gasoline.  In the event the EPA  determines  this size of reduction is not feasible, it may reduce the required reduction, but in no event will a new plant be allowed to operate at less than a 10% reduction in lifecycle greenhouse gas emissions. Presently, we are assessing our options to comply with this requirement.  We believe that our use of steam as our primary energy source will reduce our  emissions,  as compared to other  ethanol  plants which utilize natural gas or coal as their primary heat source.

     The  ethanol  industry  is  expanding  production  at a rapid  pace  and is projected to be  significantly  higher than the 2007 RFS amount.  This means the ethanol industry must continue to generate demand for ethanol beyond the minimum floor set by the RFS in order to  support  current  ethanol  prices.  We will be dependent  on  Lansing's  ability  to market  the  ethanol  in this  competitive environment.

     State Initiatives

     In 2006,  Iowa passed  legislation  promoting the use of renewable fuels in
Iowa.  One of the  most  significant  provisions  of the  Iowa  renewable  fuels legislation is a renewable  fuels standard  encouraging 10% of the gasoline sold in Iowa to consist of renewable  fuels by 2009.  This  renewable  fuels standard
increases   incrementally  to  25%  of  the  gasoline  sold  in  Iowa  by  2019.
Additionally, certain plants located in Nebraska that were in production on June
30,  2004 are  eligible  for state  incentives,  which  authorize  a producer to receive up to $2.8 million of tax credits per year for up to eight years.

     E85

     Demand for ethanol has been  affected by the increased  consumption  of E85 fuel.  E85 fuel is a blend of 85% ethanol  and 15%  gasoline.  According  to the
Energy Information Administration, E85 consumption is projected to increase from a national  total of 11 million  gallons in 2003 to 47 million  gallons in 2025.
E85 can be used as an aviation  fuel,  as reported by the National  Corn Growers
Association, and as a hydrogen source for fuel cells. According to the Renewable
Fuels  Association,  there are  currently  more than five million  flexible fuel vehicles capable of operating on E85 in the United States and automakers such as
Ford and General Motors have  indicated  plans to produce  several  million more flexible fuel vehicles per year. The National Ethanol Vehicle  Coalition reports that there are currently  approximately 1,150 retail gasoline stations supplying
E85.  While the number of retail E85  suppliers has  increased  each year,  this remains  a  relatively  small  percentage  of the total  number  of U.S.  retail gasoline  stations,  which is  approximately  170,000.  In order for E85 fuel to increase demand for ethanol,  it must be available for consumers to purchase it.
As public  awareness  of ethanol and E85  increases  along with E85's  increased
availability,   management   anticipates  some  growth  in  demand  for  ethanol
associated with increased E85 consumption.

                                       10

     Cellulosic Ethanol

     Due to the current high corn prices,  discussion of cellulose-based ethanol has recently increased.  Cellulose is the main component of plant cell walls and is the most common organic compound on earth.  Cellulose is found in wood chips, corn stalks and rice straw,  among other common  plants.  Cellulosic  ethanol is ethanol produced from cellulose, and currently, production of cellulosic ethanol is in its  infancy.  It is  technology  that is as yet  unproven on a commercial scale. However,  several companies and researchers have commenced pilot projects to study the feasibility of commercially  producing  cellulosic ethanol. If this
technology  can  be  profitably   employed  on  a  commercial  scale,  it  could
potentially  lead to ethanol that is less  expensive to produce than  corn-based ethanol,  especially  if corn prices  remain high.  Cellulosic  ethanol may also capture more government  subsidies and assistance than corn-based ethanol.  This could decrease demand for our product or result in competitive disadvantages for our ethanol production process.

     Local Production

     Because  we are  located on the border of Iowa and  Nebraska,  and  because ethanol producers generally compete primarily with local and regional producers, the ethanol  producers  located in Iowa and Nebraska  presently  constitute  our
primary   competition.   According  to  the  Iowa  Renewable  Fuels  Association
(www.iowarfa.org),  in  2007,  Iowa had 28  ethanol  refineries  in  production, producing 1.9 billion gallons of ethanol from 690 million bushels of corn. There are an additional 20 ethanol  refineries under construction or expansion in Iowa as of January 1, 2008. If all these plants are  completed,  it is anticipated it will add 1.5 billion  gallons of new  ethanol  production  capacity  annually in
Iowa. We expect more plants will begin  construction,  but at a slower pace than previous years.  According to the Nebraska  Ethanol Board  (www.ne-ethanol.org), there are  currently 20 existing  ethanol  plants in Nebraska,  and seven plants under construction.  Additionally,  certain plants located in Nebraska that were in  production  on June 30,  2004  are  eligible  for  state  incentives,  which authorize a producer  to receive up to $2.8  million of tax credits per year for up to eight years.  Those  producers  qualifying  for this incentive will have a competitive advantage over us.

     Distillers Grains

     Management  expects that Distillers Grains prices will decrease slightly in the foreseeable  future as the supply increases (the result of increased ethanol production).  However,  if current high corn prices  persist,  it may positively affect the price of  Distillers  Grains  because many corn users may  substitute
Distillers  Grains as feed for  livestock  during  periods  when corn prices are high.

Regulatory Environment

     Governmental Approvals

     Ethanol  production  involves the emission of various airborne  pollutants, including  particulate matters,  carbon monoxide,  oxides of nitrogen,  volatile organic compounds and sulfur dioxide.  Ethanol  production also requires the use of  significant  volumes of water,  a portion of which is treated and discharged
into  the  environment.   We  are  required  to  obtain  various  environmental,
construction and operating permits,  as discussed below. Under the HGM Contract,
HGM has  agreed  to take  primary  responsibility  for  obtaining  some of those permits.  In addition,  ICM is responsible  for obtaining  various  construction permits and registrations. Even though we have successfully acquired the permits necessary at our stage of construction,  any retroactive change in environmental regulations,  either at the federal or state level,  could  require us to obtain additional or new permits or spend considerable resources on complying with such regulations.  In addition,  although we do not presently  intend to do so, if we sought to expand the  Facility's  capacity  in the  future,  we would  likely be required to acquire additional  regulatory permits and could also be required to install additional pollution control equipment.

     Our failure to obtain and  maintain  the permits  discussed  below or other similar  permits  which may be  required  in the future  could  force us to make material changes to our Facility or to shut down  altogether.  The following are summaries  of the various  governmental  approvals  needed to obtain in order to become operational.

                                       11

     Environmental Regulations and Permits

     We will be subject to regulations on emissions from the U.S.  Environmental
Protection Agency ("EPA") and the Iowa Department of Natural Resources ("IDNR").
The EPA's and IDNR's  environmental  regulations are subject to change and often such changes are not  favorable to industry.  Consequently,  even if we have the proper permits now, we may be required to invest or spend considerable resources to comply with future environmental  regulations.  The capital expenses required for us to comply with the following  environmental  regulations  are included in the price we agreed to pay ICM under the ICM Contract.

     Air Pollution Construction and Operation Permits

     Based on reportable emissions, our Facility is considered a minor source of regulated air pollutants,  and therefore not subject to Title V of the Clean Air
Act  ("Title  V")  or  the  Maximum  Achievable  Control  Technology   Standards
promulgated  by the EPA.  Nonetheless,  we were  required  to  apply  for an Air
Construction  Permit  with  the  IDNR  and the EPA as a  major  emitter  due our proximity to MidAm's  adjacent  plant and a soybean crush plant.  We received an
Air Permit for construction from IDNR and the EPA, respecting our backup boiler, ethanol process equipment,  storage tanks,  scrubbers,  and baghouses' emissions sources.  Such a permit is required prior to  construction of or modification to an air pollution emission source.  The Air Permit for construction  allows us to build,  initially  operate and test a new source of air pollution,  but does not cover any of our activities after the Facility is operational. Therefore, we are required to obtain an Air Permit for our  operations  from both the EPA and IDNR before we can commence operations at the Facility. The Air Permit for operations will allow us to operate our Facility  within certain  requirements  detailed in that permit.  There is an annual fee  associated  with holding an Air Permit for operations,  and that annual fee is based on the prior  year's  actual  emission levels.  The Air Permit for  operations  is  required  to be renewed  every five years.

     We are  required  to  collect  and keep  information  outlining  our annual pollution  emissions.  Every year we must  provide an  accounting  of the actual pollution generated by the Facility to the EPA and IDNR in order to maintain our status as a Conditionally Exempt Small Quantity Generator and our Air Permit for
operating.  This  accounting  is the basis for the Air  Permit  fees,  discussed above.

     Because  we are  installing  thermal  oxidizers  at our  Facility,  the EPA requires us to install  Continuous  Emissions  Monitoring  or Partial  Emissions
Monitoring.  In addition, the EPA requires us to have and maintain an Operations
Monitoring Plan, which will be outlined in our Air Permit for operations.

     There  is a  risk  that  regulatory  changes  might  impose  additional  or
different  requirements.   To  date,  we  have  not  been  determined  to  be  a
non-attainment  area for any pollutant.  Being designated a non-attainment  area means  the EPA has  determined  that  more of a  particular  pollutant  is being
emitted  in  one  area  than  the  EPA  allows.   If  our  Facility   becomes  a
non-attainment  area, then the State of Iowa could impose a State Implementation
Plan  which  would  require  the   imposition   of  Prevention  of   Significant
Deterioration  requirements  and  the  installation  of Best  Available  Control
Technologies  for any future  modifications  or expansions of the Facility.  Any such event would  significantly  increase the operating  costs and capital costs associated with any future expansion or modification of the Facility.

     Prevention of Significant Deterioration

     Our  Facility  is adjacent to the MidAm  coal-fired  electrical  generating facilities.  These facilities  produce steam as a byproduct that will be used by our  Facility for  production  purposes,  as discussed  elsewhere in this Annual
Report.  It is possible that the IDNR or the EPA could determine that the use of steam from  MidAm's  facilities  as the power  source for our  Facility  renders
MidAm's  plant  to  be  a  "support   facility"  of  our  Facility.   The  EPA's
interpretation  of  its  Prevention  of  Significant  Deterioration  regulations
("PSD") generally provides that if two facilities are adjacent to each other but have different SIC codes,  one of the facilities can still be determined to be a support  facility for the other.  The result is that our Facility may be subject to PSD regulations. If our Facility is subject to PSD, then both the MidAm plant and our Facility will be considered  one major source of air  pollutants for the applicability  of both Title V and PSD. If our  Facility and the MidAm plant are considered  one major  source  of air  pollutants,  then we may have  difficulty maintaining  our Air  Permits,  discussed  above,  due to the  higher  level  of

                                       12

emissions coming from the combined source. If our Facility must comply with PSD,
then  it  will  be  subject  to  Best  Available  Control  Technology   ("BACT")
requirements.   Compliance  with  BACT  requirements  would  require  additional compliance  and testing from our  engineers to establish  that the design of the
Facility uses BACT, which would materially increase our capital costs. If we are unable to achieve BACT compliance, then our Facility's ability to obtain permits and operate  would be  jeopardized.  PSD  compliance  would also require (i) the coordination  of  additional  air  dispersion  modeling  by both  MidAm  and our
Facility  in order to obtain an air  discharge  permit  from IDNR,  and (ii) our
Facility to meet both  National  Ambient Air  Quality  Standards  and not exceed ambient air increment limits for major  modifications.  If we are subject to PSD and the air  dispersion  modeling  indicates that the Facility is unable to meet either of these PSD  requirements,  then the Facility  would be unable to obtain the necessary operating permits, unless the design or capacity of our plant were reduced or modified.  Any reduction in the capacity of the plant or modification to the  design  in order to meet  these  PSD  requirements  would  significantly increase operating costs and capital costs, and otherwise  negatively impact our ability to operate the Facility profitably.

     New Source Performance Standards

     The  Facility  is  subject to the EPA's New  Source  Performance  Standards
("NSPS") for both its distillation processes and the storage of volatile organic compounds  used in the  denaturing  process.  Duties imposed by the NSPS include initial notification,  emission limits,  compliance and monitoring  requirements and  recordkeeping  requirements.  These  standards  will require  equipment and procedures which will increase our operating and capital costs.

     We are required to provide the EPA with various NSPS  Notifications.  These notifications  are required before and after the start of construction  and also before and after  beginning  operation of several key  processes  and  equipment components. We have currently submitted all required notifications. We intend to continue  to  submit  the  appropriate  forms as the  identified  processes  are completed or equipment components are installed.

     Wetlands and Navigable Waters

     The  construction  of the  railroad  line to the  Facility or the  Facility itself,  including roads,  bridges,  and discharge pipes, may impact wetlands or navigable  waterways  under the  jurisdiction  of Army Corps of  Engineers  (the
"Corps").  We obtained a 404(b)(1) permit from the Corps for the construction of our rail line.  We will also be required  to obtain a 404(b)(1)  permit from the
Corps for the construction of our steam line. An application for this permit has
been  submitted  to  the  Corps.   We  have  also  completed  a   Corps-required
Environmental  Assessment,  and it is  possible  that we will need to  undertake certain  mitigation  efforts in order to  eliminate  any net loss of wetlands or other  damage  to  streams  and  rivers.  The Corps or other  agencies  have not required an Environmental Impact Study be completed.  If an Environmental Impact
Study is required at some point in the future,  the construction of the Facility could be  significantly  delayed.  A  significant  delay in  construction  could significantly increase operating and capital costs.

     Endangered Species

     Prior  to  Construction,   we  performed  endangered  species  research  to
determine if any species listed on the Iowa or Federal  endangered or threatened species list lived in the construction area. The Least Tern (Sterna  antillarum, on both  Iowa and  federal  endangered  species  lists)  and the  Piping  Plover
(Charadrius melodus, also on both Iowa and federal endangered species lists) use the fly ash piles and pond of the  adjacent  MidAm  power  facility  as seasonal habitat.  The construction of the rail line which will service our Facility will run along and adjacent to the fly ash piles and pond. We have received direction from the United  States Fish and Wildlife  Service  ("USFWS") and IDNR to reduce any potential impact on these endangered species,  and will accordingly restrict rail line  construction  activities to non-nesting  seasons and strictly  follow construction  erosion control procedures pursuant to our Construction Site Storm
Water  Pollution  Prevention  Plan,  which was  created  as part of an  National
Pollution  Discharge  Elimination System ("NPDES")  Stormwater  Discharge Permit
required  for  construction  activities.   The  Construction  Site  Storm  Water
Pollution  Prevention  Plan  details  how storm  waters will be  protected  from exposure  to  plant  pollutants,  and also how we will  prevent  excessive  soil erosion on the  construction  site  prior to  vegetation  growing in  sufficient quantities to prevent such erosion. As part of the Construction Site Storm Water
Pollution

                                       13

Prevention  Plan we are  required  to examine  our silt  fencing  for  integrity degradation each week and after each rain. It is possible that the USFWS or IDNR could  impose  additional  restrictions  on us at a future  date and this  would significantly  delay  construction of the rail line,  which could  significantly increase our  operating  or capital  costs or  otherwise  negatively  impact our ability to operate the Facility as profitably.

     Rail Line Matters

     We plan  for our  railroad  line,  when  constructed,  to  only  serve  the
Facility.  While it is  possible  that we could agree with other  industries  to share our railroad line, no such industry is known at this time. We believe that the line should be  considered an exempt  "industry  lead track" or "spur track"
under  applicable  rail  transportation  regulations.  The United State  Surface
Transportation  Board ("STB"),  which regulates the construction of new railroad lines,  has not required any  Environmental  Assessment  of the site.  If in the future  additional  industries  request  access  to our  railroad  line  and the railroad line were deemed by the STB to be a major  project,  then the STB could require an  Environmental  Assessment or an  Environmental  Impact Study.  If an
Environmental  Impact Study were  required by the STB,  then the use of the rail line could be  negatively  impacted.  Any negative  impact on the rail line or a required  change in  operations  could  significantly  increase our operating or capital costs or otherwise negatively impact our ability to operate the Facility profitably.

     Waste Water Discharge Permit

     We will use water to cool our closed circuit systems in the Facility and we will  generate  boiler  blowdown  water.  In order to maintain a high quality of water for the  cooling  system,  the water will be  continuously  replaced  with make-up  water.  As a result,  our Facility will discharge  non-contact  cooling water from boilers and the cooling  towers.  We received a Wastewater  Discharge
Permit from IDNR to discharge  non-contact water into the Missouri River.  Under the Wastewater Discharge Permit, we are required to periodically test and report our discharge activity to IDNR.

     Storm Water Discharge Permit and Other Water Permits

     We have received a Hydrostatic  Testing Water Discharge Permit from IDNR to allow the temporary discharge of water used for testing the integrity of vessels and equipment as part of our construction  activities.  The Hydrostatic  Testing
Water Discharge Permit allows each vessel or piece of equipment to be filled and discharged one time. In addition,  the water used in the testing process must be tested prior to discharge.

     We have received our Industrial Storm Water Discharge Permit from the IDNR.
This general permit was issued after two public notices and the preparation of a
Storm Water Pollution  Prevention Plan that outlines various measures we plan to implement  to prevent  storm water  pollution.  Under our Storm Water  Pollution
Prevention Plan, we must assess the effectiveness of our run off prevention each week and after each storm. We received a Construction Site Storm Water Discharge
Permit  ("CSSWDP")  from IDNR.  As part of the  application  for the CSSWDP,  we prepared a Construction Site Storm Water Pollution  Prevention Plan covering how we will control  construction  site erosion.  We are subject to certain  ongoing reporting and monitoring requirements to retain the CSSWDP. During construction, if we fail to maintain all conditions  specified in the CSSWDP, the Construction
Site Storm Water  Pollution  Prevention  Plan may need to be revised or changed.
This could change or delay construction,  which could significantly increase our operating or capital costs or otherwise negatively impact our ability to operate the Facility profitably.

     High Capacity Well Permit

     We presently  anticipate  that the Facility will not use  municipal  water, gray  sewage  treatment  water,  or  Missouri  river  water.  We received a High
Capacity Well Permit from  Pottawattamie  County,  Iowa  authorizing us to drill three new high capacity wells to meet our water needs.  This permit allows us to draw to  2,000,000  gallons  of water a day  through  these  wells,  though  the
Facility is  currently  estimated  to require  only  1,000,000  gallons of water daily.  If the  wells  are not able to  produce  at the  levels  required,  then alternatives  such as piping Missouri River water may be investigated.  The cost of alternative water supply sources could prohibit their use. If we are not able to obtain  the

                                       14

water in the condition and amounts needed for the Facility, additional resources would need to be  located.  This could  delay the start up of the  Facility  and significantly increase our operating or capital costs.

     In addition to the High  Capacity  Well Permit,  we have received a Potable
Water Permit from IDNR.  The Potable  Water  Permit  allows us to use one of our wells for potable water.  This potable water will be used for drinking,  toilets and safety showers.

     Alcohol and Tobacco Tax and Trade Bureau Requirements

     Before we can begin operations,  we must comply with applicable Alcohol and
Tobacco  Tax and Trade  Bureau  (formerly  the Bureau of  Alcohol,  Tobacco  and
Firearms)  ("ATTTB")  regulations.  These regulations require that we first make application for and obtain an alcohol fuel producer's  permit.  The application, which we have  completed and must file 60 days prior to  commencing  operations, must include  information  identifying  the  principal  persons  involved in our venture and a statement as to whether any of them have ever been  convicted of a felony or  misdemeanor  under  federal or state  law.  The term of the permit is indefinite until terminated, revoked or suspended. The permit also requires that we maintain  certain security  measures.  We must also secure an operations bond pursuant to 27 CFR ss. 19.957.

     Risk Management Plan

     Pursuant to  ss.112I(7) of the federal  Clean Air Act,  stationary  sources with  processes  that  contain  more than a  threshold  quantity  of a regulated substance are required to prepare and implement a Risk Management Plan. Since we plan to use anhydrous  ammonia,  we must  establish a plan to prevent  spills or leaks of the ammonia and an emergency  response  program in the event of spills, leaks,  explosions  or other  events that may lead to the release of the ammonia into the surrounding area. The same requirement may also be true for denaturant.
This  determination  will be made as soon as the  exact  chemical  makeup of the denaturant is obtained.  We are required to conduct a hazardous  assessment  and prepare models to assess the impact of an ammonia and/or denaturant release into the  surrounding  area.  The  program  will be  presented  at one or more public meetings.  In  addition,  it is  likely  that we will  have to  comply  with the
prevention    requirements   under   the   Occupational    Safety   and   Health
Administration's  Process Safety Management  Standard,  which are similar to the
Clean Air Act Risk Management Plan  requirements.  Once completed,  we will file our  Risk  Management  Plan  with  the  EPA.  If any of the  applicable  laws or regulations  governing our Risk Management Plan change, it could delay the start up of our Facility and significantly increase our operating or capital costs.

     Above Ground Storage Tank Requirements

     We are  required  to obtain a permit from the State of Iowa in order to use our above ground  storage tank for storing  ethanol.  The state of Iowa may test our above ground  storage  tank prior to issuing the permit.  In addition to the permit, our above ground storage tank requires a Spill, Prevention,  Control and
Countermeasure  Plan  ("SPCCP")  in  order  to  comply  with  the  EPA's  Spill,
Prevention,  Control  and  Countermeasure  Rule.  Our  SPCCP  will  address  the likelihood and  prevention of petroleum  based  substance  spills and detail the actions we will take in the event of any spill. Within the storage tank area, we will have a containment  field  designed to retain any spillage for a minimum of
72 hours. The SPCCP is required prior to the plant storing any denaturant.

     Hazardous Waste Characterization Tool

     Under the Resource Conservation and Recovery Act, we may create and provide to the EPA a Hazardous  Waste  Characterization  Tool  ("HWCT").  The  Resources
Conservation  and Recovery Act covers the disposal of solid and hazardous waste.
Typically,  ethanol plants generate such a small quantity of hazardous and solid waste  that  they  are  classified  as a  Conditionally  Exempt  Small  Quantity
Generator.  This  classification  is entirely  dependent  on the amount of waste generated  and can change over time.  Although  not  required  by law,  the HWCT allows  us  to  document,  on a  monthly  basis,  that  we  still  qualify  as a
Conditionally  Exempt Small Quantity  Generator and therefore are not subject to hazardous waste regulations.

                                       15

     Top Screen Analysis

     The  Department  of Homeland  Security  ("DHS")  requires any facility that possesses  certain  chemicals above a threshold to submit a Top Screen Analysis.
We will possess chemical subject to the Top Screen Analysis requirement and will be required to complete the Top Screen  Analysis on an on-going  basis.  The Top
Screen  Analysis  requires us to provide  information  such as the  chemicals we store on site,  where the chemicals are stored,  and the risks  associated  with such  chemicals.  DHS requires us to complete the Top Screen  Analysis within 60 days of receiving any listed chemicals.

     Waste Reduction Plan

     We are  required  to submit  to IDNR and the Iowa  Department  of  Economic
Development ("IDED") a Waste Reduction Plan. The Waste Reduction Plan will focus on the  identification  of waste  streams and how waste streams may be recycled.
All  companies  receiving  state funding must prepare and submit such a plan. We must  submit a Waste  Reduction  Plan or we will be forced  to return  the state funds we have received from the IDED, as discussed below.

     Historical Site Examination

     Prior to beginning construction, we conducted a complete review of the site for the existence of historical sites,  including Indian burial grounds.  We did not locate any such historical sites.

     Site Security Plan

     We are in the process of developing a Site Security Plan. The Site Security
Plan  is  designed  to  enhance  the  security  of  hazardous   materials  being
transported to and from the Facility.  We have purchased a template for our Site
Security Plan from ICM and we intend to complete the Site Security Plan prior to beginning operations and shipping of ethanol.

     On Going Activities and Reporting

     We are  required  to  provide  the  EPA  with  Tier II  Initial  Reporting, containing a report of the hazardous chemicals stored on-site, within 90 days of commencing  operations.  The Tier II  Initial  Report is used to  provide  local emergency  response and fire  department  officials with a list of the hazardous materials we store on site. Thereafter, we will provide the EPA with annual Tier
II reports of the hazardous  materials we store on site, which will similarly be used to inform local emergency  response and fire  department  officials of such hazardous substances.

     We are also required to submit Form R, a Toxic Release Inventory report, to the EPA. Form R is required for  facilities  processing or using certain  listed
chemicals  above  a  regulated   quantity.   Our  annual  form  R  will  include
documentation  of our release of those certain  chemicals  into the  environment within the previous year.

     Every five years we will be  required  to submit a Form U Report  under the
Toxic Substances Control Act ("TSCA") to the EPA. In the Form U, we are required to  report  on  manufacturing  thresholds  that  were  exceeded  for  any of the chemicals listed in the TSCA during the reporting period.

     Under the  Emergency  Planning  and Right to Know Act,  we are  required to report  our  receipt of  certain  regulated  chemicals  to  community  and state officials within 60 days. This act requires local emergency planning communities to prepare a comprehensive emergency response plan.

     As a  producer  of over  10,000  gallons of  ethanol  per year,  we will be required to comply with the RFS.  Under the RFS, we must  register with the EPA.
In  addition,   we  are  required  provide  the  EPA  with  our  Renewable  Fuel
Identification  Numbers,  product transfer documents and quarterly reports.  The
RFS requires us to keep these records for five years.

                                       16

     Other Local Permits

     Prior to commencement of Facility operations, we will be required to obtain a Septic System Permit from the Pottowattamie County Health Department, a Zoning
Permit from  Pottowattamie  County, and an Entrance Permit from the Mills County
Road Department.

     Nuisance

     Ethanol  production has been known to produce an odor to which  surrounding residents  could object.  Ethanol  production may also increase dust in the area due to operations  and the  transportation  of grain to the Facility and ethanol and  Distillers  Grains from the  Facility.  Such  activities  may subject us to nuisance,  trespass,  or  similar  claims by  employees  or  property  owners or residents in the vicinity of the Facility. To help minimize the risk of nuisance claims based on odors related to the production of ethanol and its  by-products, we intend to install a reverse  thermal  oxidizer  and flare  technology  in the
Facility.  Nonetheless, any such claims or increased costs to address complaints may have a  material  adverse  effect on us, our  operations,  cash  flows,  and financial  performance.  It is  estimated  that this  equipment  will  involve a significant capital expenditure, which is included in the price we agreed to pay under  the  ICM  Contract.  We are  not  currently  involved  in any  litigation involving  nuisance  claims.  If the  Facility  is  subject  to  any  litigation regarding odor or any other factors in the operations or the  transportation  of products,  this could  significantly  increase our operating or capital costs or otherwise negatively impact our ability to operate the Facility profitably.

     Operational Safety Regulations

     We also will be  subject to federal  and state laws  regarding  operational safety. Risks of substantial  compliance costs and liabilities are inherent in a large-scale  construction  project,  and in ethanol  production after a plant is constructed.  Costs and  liabilities  related to worker  safety may be incurred.
Possible  future  developments,  including  stricter  safety laws for workers or others, regulations and enforcement policies and claims for personal or property
damages   resulting  from  our  construction  or  operation,   could  result  in
substantial costs and liabilities.

                                       17

FINANCIAL INFORMATION

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
OPERATIONS

 Liquidity and Capital Resources

     We  intend  to  rely  on our  current  equity  and  available  debt to fund completion of the project,  cover start-up costs and purchase inventory prior to our  operational  date. We will seek to issue equity to replace the Bridge Loan, as further described below. Under the terms of the amended Credit Agreement, our
Lenders have agreed to fund the facility.  Once operational,  we anticipate that cashflow from  operations  will allow us to operate at a profit and will provide the  necessary  cash to make  our  principal  debt  and  interest  payments.  As discussed  elsewhere  in this  Annual  Report,  market  trends and  governmental regulations could have a significant  impact on our ability to remain profitable and provide enough cashflow to make our debt and interest payments.

     The  current  tightening  of the  credit  markets  and the  current  market conditions  for both corn and  ethanol  could  materially  impede our ability to obtain  additional  funding  if we need to raise  additional  equity  or  borrow additional funds to make improvements to our Facility.

     We expect our future  cost of goods sold will  consist  primarily  of costs relating to the corn supply  necessary to produce ethanol and Distillers  Grains for sale.  Corn prices have  increased  sharply  since August 2006 and we expect corn prices to remain at historical  high price levels well into 2008.  Although we do not expect to begin  operations  until December,  2008, we expect the same factors described elsewhere in this Annual Report affecting demand for corn will continue to not only maintain higher prices, but cause continuing  volatility on those prices, which may significantly impact our cost of goods sold.

     Once  operational,  we will be  dependent  on our supply of corn to produce ethanol  and its  co-products  at our  Facility.  We expect the price of corn to remain above  historical  price  levels and we will have to complete  with other ethanol  plants for our corn  origination.  Generally,  higher  corn prices will produce  lower profit  margins.  Grain prices are  primarily  dependent on world feedstuffs supply and demand and on U.S. and global corn crop production,  which can be volatile as a result of a number of factors,  the most important of which are  weather,  current  and  anticipated  stocks and prices,  export  prices and supports and the government's current and anticipated agricultural policy.

     The price at which we will purchase  corn will depend on prevailing  market prices.  A shortage may develop,  particularly if there are other ethanol plants competing for corn, an extended drought or other production problems. Historical grain  pricing  information  indicates  that the price of grain  has  fluctuated significantly in the past and may fluctuate significantly in the future. Because the market price of ethanol is not related to grain  prices,  ethanol  producers are  generally  not  able to  compensate  for  increases  in the  cost of  grain
feedstock  through  adjustments  in  prices  charged  for  their  ethanol.   We,
therefore, anticipate that our plant's profitability will be negatively impacted during periods of high corn prices.

     Recent Developments

     On  November  13,  2007,  the  Company  received  notification  from  Agent requesting  that it  immediately  provide  the Agent  with a sworn  construction statement  under the terms of the Credit  Agreement  in  response to our updated project budget dated October 29, 2007,  which reflected a budgeted  shortfall of
$34,000,000.   Agent  further  requested  the  deposit  of  $34,100,000with  the disbursing  agent under the Credit  Agreement and related  documents  within ten days.  Thereafter,  the Company and Agent  commenced  discussions  regarding the
potential   construction   funding  gap   projected  in  our  October  29,  2007
construction  budget.  On January 3, 2008, we received  notification  from Agent requesting  a firm  proposal  to address our equity  shortfall  along with other materials.  As of March 7,

                                       17

2008,  in order to resolve our funding  shortfall and thereby allow the Agent to commence funding under the Credit Agreement, we made the following arrangements:

     o We have  obtained  a Bridge  Loan from the Bridge  Lender in the  maximum principal  amount of  $36,000,000.  To remedy  our  budget  shortfall,  the proceeds of the Bridge Loan have been deposited  into the Credit  Agreement construction  disbursing account to be applied as required thereunder.  The
     Bridge Loan debt is secured by two letters of credit, described below.

     o Bunge has caused its bank to issue a letter of credit in the amount equal to 76% of the amount  borrowed under the Bridge Loan in favor of the Bridge
     Lender (the "Bunge LC"), and ICM has caused its lender to similarly issue a letter of credit in the amount  equal to 24% of the amount  borrowed  under the Bridge Loan in favor of the Bridge  Lender (the "ICM LC" and,  together with the Bunge LC, the "LCs").  Both LCs will expire on March 16, 2009, and the Bridge  Lender  will only draw  against  the LCs to the extent  that we default  under the Bridge  Loan or if we have not repaid the Bridge Loan in full by March 1, 2009.  In the event the Bridge  Lender  draws  against the
     LCs,  the  amounts  drawn  will  be in  proportion  to  Bunge's  and  ICM's respective ownership of the Company's Units which are not Series A--76% and
     24%,  respectively.  As we repay the principal of the Bridge Loan, the LCs'
     stated amounts will automatically be reduced in the same proportion.

     o Effective  March 7, 2008,  we have entered into a Series C Unit  Issuance
     Agreement with ICM (the "Series C Agreement")  and a Series E Unit Issuance
     Agreement with Bunge (the "Series E Agreement",  together with the Series C
     Agreement,  the  "Unit  Issuance  Agreements")  in  connection  with  their respective  issuances of the LCs.  Under the Unit Issuance  Agreements,  we
     have  agreed  to pay Bunge  and ICM each a fee for the  issuances  of their respective  LCs equal to 6% per annum of the  undrawn  face amount of their respective LCs. The Unit Issuance  Agreements provide that the Company will use its best efforts to raise funds through a subsequent  private placement offering of Units (the "Private  Placement"),  or such other form of equity or debt financing as the Company's  Board of Directors may deem  necessary, in an  amount  sufficient  to pay off the  Bridge  Loan  in full  prior  to maturity.  Although  we  anticipate  that funds  obtained  from the Private
     Placement or such other equity or debt  financing will enable us to pay off the Bridge  Loan in full prior to  maturity,  in the event that the LCs are drawn upon as  discussed  above or if Bunge or ICM make any  payment to the
     Bridge  Lender that reduces  amounts  owed by the Company  under the Bridge
     Loan (each, a "Bridge Loan Payment"),  the Unit Issuance Agreements provide that we will immediately reimburse Bunge and/or ICM, as applicable, for the amount of such  Bridge Loan  Payment by issuing  Units to Bunge and ICM, as further described below.

     o Under the Series C  Agreement,  if ICM makes a Bridge Loan  Payment,  the
     Company will immediately  issue Series C Units to ICM based on a Unit price that is equal to the  lesser  of  $3,000  or one half  (1/2) of the  lowest purchase  price  paid by any  party  for a Unit  who  acquired  (or who has entered into any agreement, instrument or document to acquire) such Unit as part of the Private  Placement after the date of the Series C Agreement but prior to the date of any  Bridge  Loan  Payment  made by ICM.  The Series C
     Agreement further provides that ICM will have the right to purchase its pro rata share of any Units issued by the Company at any time after the date of the Series C Agreement.

     o Under the Series E Agreement,  if Bunge makes a Bridge Loan Payment,  the
     Company  will  immediately  issue  Series E Units to Bunge  based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase  price  paid by any  party  for a Unit  who  acquired  (or who has entered into any agreement, instrument or document to acquire) such Unit as part of the Private  Placement after the date of the Series E Agreement but prior to the date of any Bridge Loan  Payment  made by Bunge.  The Series E
     Agreement  further  provides that Bunge will have the right to purchase its pro rata  share of any Units  issued by the  Company  at any time after the date of the Series E Agreement.

     o The Operating Agreement has been amended to reflect the terms of the Unit
     Issuance Agreements.

     o As described in more detail below, the terms of the Credit Agreement have been modified to reflect the foregoing.

                                       19

     To the  extent we issue  additional  Units to Bunge  and/or ICM in order to satisfy our  reimbursement  obligations under the Unit Issuance  Agreements,  or raise additional equity through the Private Placement or other equity financing, the ownership interests of the Company's Members would be diluted.

     We have  retained  an  investment  banking  firm to assist us in  obtaining additional  equity to replace the Bridge Loan.  While the Bridge Loan is not due until  March 1, 2009,  our goal is to raise  sufficient  equity to  replace  the
Bridge  Loan  as  soon  as  possible.  Initially,  we are  seeking  one or  more institutional  investors to provide the  additional  equity.  The Board may also determine  to make an  offering  to  existing  Members  and other  investors  to compliment the additional institutional equity.

     Sources of Funds

     The total project cost to construct our Facility and commence operations is currently  estimated  to be  approximately  $225,000,000,  assuming  no  unknown material  changes  are  required.  To  date,  we have  planned  to  finance  the construction  of the Facility with a combination of equity and debt capital.  We have  financed  additional  construction  costs  that led to our  recent  budget shortfall with the Bridge Loan, which we intend to pay in full prior to maturity with the  proceeds  of the  Private  Placement  or other  equity  financing,  as discussed above. We initially raised equity from our seed capital  investors and completed a secondary  private  offering in March 2006. We intend to draw on our debt  financing  under the terms of the Credit  Agreement,  as amended,  and the
Bridge  Loan.  We have  also  received  grant  income  from  the  United  States
Department  of  Agriculture  ("USDA")  and a loan from the IDED.  The  following schedule sets forth the sources of funds from our equity  offering  proceeds and our debt financing proceeds and grants:

Source of Funds                                         Amount         Percent of Total
     Equity:
         Member Equity (Seed Capital Offerings)     $      1,650,000        0.74%
         Member Equity (Secondary Offering)         $     74,004,000       32.94%
     Other:
         Interest, Grant and Other Income           $      3,881,389        1.72%
     Total Equity and Other                         $     79,535,389       35.40%
     Debt:
         Term Debt                                  $    111,000,000       49.40%
         Bridge Loan                                $     34,100,000       15.20%
     Total Debt                                     $    145,100,000       64.60%
--------------------------------------------------------------------------------------------
Total                                               $    224,635,389         100%

     Equity Financing

     For financing  purposes,  we have issued Units in three separate offerings:
(i) in an offering commencing in October 2005, we issued 285 Units at $2,000 per
Unit to our founding Members,  resulting in gross proceeds of $570,000;  (ii) in an offering commencing in November 2005, we issued 360 Units at $3,000 per Unit, resulting in gross  proceeds of $1,080,000;  (iii) in an offering  commencing in
February, 2006, we issued (A) 8,000 Series A Units at $6,000 per Unit, resulting in gross  proceeds of  $48,000,000,  (B) 1,000 Series C Units to ICM at $6,000 a
Unit, resulting in gross proceeds of $6,000,000, and (C) 3,334 Series B Units to
Bunge at  $6,000  per Unit,  resulting  in gross  proceeds  of  $20,004,000.  In exchange for services,  we issued 45 Series A Units each to the three principals of Rural Development Associates, and we issued 25 Series A Units to Iowa Quality
Producers Alliance, LLC. Under the Unit Issuance Agreements,  we may be required to issue  additional Units to Bunge and ICM in the event the LCs are drawn upon, and have agreed to use our best efforts to raise additional  capital through the
Private Placement or other equity financing.

                                       20

     Other Income

     In addition to our equity  financing,  the Credit  Agreement and the Bridge
Loan, we have earned approximately $3,330,000 of interest income, and rental and grant income of approximately $228,000, through December 31, 2007.

     Debt Financing

         In May 2007, we closed on our debt  financing with Agent as agent for a syndicate  group  of  lenders  (together,  "Lenders").  Our  debt  financing  is principally  governed by the Credit  Agreement  with  Lenders,  along with other agreements, which were amended March 7, 2008 in connection with the Bridge Loan.
The Credit  Agreement  provides for a  $111,000,000  construction  loan which is convertible into a term loan (the  "Construction  Loan"), at a variable interest rate of LIBOR  (the  London  Interbank  Offered  Rate)  plus  3.65%.  The Credit
Agreement  requires that we make monthly  principal  payments  commencing  seven months following the date the Construction Loan converts to a term loan (60 days after  completion of construction of the Facility) (the "Conversion  Date").  On the Conversion  Date, the Credit Agreement  provides that the Construction  Loan will be converted into a term loan of up to $101,000,000 (the "Term Loan") and a term revolving loan of up to $10,000,000 (the "Term Revolver"); and up to 50% of
the  outstanding  Construction  Loan can be  converted to a fixed rate term loan
("Fixed Rate Loan"). In addition,  the Credit Agreement provides for a revolving line of credit of  approximately  $15,000,000  (the "Revolving Line of Credit").
The Revolver provides for a variable interest rate of LIBOR plus 3.45%. Finally, the Credit  Facility  provides for a loan up to $1,000,000 on a revolving  basis
(the "Swingline  Revolver").  Under the Credit  Agreement,  we are to provide no less than 40% of the cost of  construction.  The  principal  terms of the Credit
Agreement and related loan agreements with the Lenders are summarized below.

     o Construction Loan: The Construction Loan will bear interest of LIBOR plus
365  basis  points,  determined  on  the  date  of  the  first  advance  of  the
Construction Loan, and the interest rate will be adjusted as of the first day of the month  following  a change in the LIBOR  rate.  We will pay  interest on the
Construction  Loan in arrears on a monthly  basis,  paid on the first day of the month for the previous  month's  interest.  These  payments  will start upon the first day of the month following the first advance under the Construction  Loan, and will continue  until the conversion of the  Construction  Loan, as described above.

     o Term Loan: On the Conversion Date, up to $101,000,000 of the Construction
Loan can be  converted  to the Term Loan.  The Term Loan will carry an  interest rate equal to LIBOR plus 345 basis points, to be reset on the first of the month following the month in which the LIBOR rate  changes.  The Term Loan becomes due on the fifth  anniversary  of the  Conversion  Date.  Under the Term Loan,  once funded,  we will pay  interest  only for the first six months.  Beginning in the seventh month following  conversion,  we will pay principal and interest,  in an amount that fully amortizes the principal of the Term Loan over 114 months.  The
Term  Loan,  if  funded,  must be paid in full on the fifth  anniversary  of the
Conversion Date (the "Maturity Date").

     o Fixed Rate Loan: If we provide notice to the Agent at least 30 days prior to the Conversion  Date, we may convert up to 50% of the outstanding  debt under the  Construction  Loan to the Fixed  Rate Term Loan,  for which the  applicable interest will be the rate listed in the  "Government  Agency and Similar Issues"
section of the Wall  Street  Journal  for the  Federal  Farm  Credit Bank or the
Federal Home Loan Bank,  having a maturity  approximately  equal to the Maturity
Date, plus 325 basis points.

     o  Term  Revolver:  On  the  Conversion  Date,  up to  $10,000,000  of  the
Construction  Loan can be converted to the Term  Revolver for cash and inventory management  purposes.  Additional  advances under the Term Revolver,  creating a total outstanding balance of up to $10,000,000, are allowed on a revolving basis up until the day before the Maturity  Date. The interest of the Term Revolver is equal to  LIBOR  plus 345  basis  points,  adjusted  on the  first of the  month following the rate change.  Once funded, we must pay interest monthly in arrears on the Term  Revolver,  with the total  outstanding  balance due on the Maturity
Date.

     o  Revolving  Line of  Credit:  The  Lenders  may also  provide us with the
Revolving Line of Credit. Under the terms of the Credit Agreement, the Revolving
Line of Credit  can be issued in an amount up to the  lesser of (i)  $15,000,000 and (ii) after  operations at the Facility begin, the sum of 75% of our Eligible
Accounts  Receivable  (as

                                       21

defined in the Credit Agreement), plus 75% of our Eligible Inventory (as defined in the Credit  Agreement)  (the greater of the two  constitutes  the  "Borrowing
Base"). The interest rate on the Revolving Line of Credit, once funded, is equal to LIBOR plus 345 basis points,  adjusted on the first of the month  following a rate change.  The Revolving Line of Credit is due in full on the 364th day after the Conversion Date. Once funded,  we will be subject to a mandatory  prepayment
("Mandatory  Prepayment")  on the Revolving Line of Credit in an amount equal to the amount by which the Revolving  Line of Credit  exceeds the  Borrowing  Base, reassessed  on a monthly  basis.  In the  alternative  to paying  the  Mandatory
Prepayment,  we can  grant to the  Lenders a  security  interest  in  additional collateral.

     o Swingline  Revolver:  The Swingline Revolver would carry an interest rate of LIBOR plus 345 basis points,  adjusted on the first of the month  following a rate change. The Swingline Revolver, once funded, would be due at the earlier of the Maturity Date or 30 days after the advance is made.

     o Interest Rate Modifications: After the Conversion Date, all variable rate loans will carry an interest rate based on the  percentage of the Facility which is represented by equity,  such that if such percentage is: (i) equal to or less than 55%, the interest  rate is LIBOR plus 345 basis  points,  (ii) greater than
55% but less than or equal to 65%,  the  interest  rate is LIBOR  plus 320 basis points,  (iii) greater than 65% but less than or equal to 75%, the interest rate is LIBOR plus 295 basis points,  and (iv) greater than 75%, the interest rate is
LIBOR plus 275 basis points.

     o  Disbursing  Account  Deposit  and Reserve  Funds:  To resolve our budget shortfall, we agreed to deposit $34,100,000 into the Credit Agreement disbursing account (the "Disbursing Account Deposit"), which we funded with the proceeds of the Bridge Loan. $3,253,722 of this amount represents a reserve for any costs to complete  our  Facility  that may exceed our  projected  costs (the  "Contingent
Project Cost Reserve").  In addition, the Credit Agreement provides that we will deposit into the Credit  Agreement  disbursing  account the first  $5,000,000 we raise from any  equity  offering  (the  "Equity  Escrow  Fund").  Following  any disbursement to us of Project Cost Reserve funds, the Credit Agreement  provides that we will replenish the  Contingent  Project Cost Reserve with funds from the
Equity  Escrow  Fund,  if any.  On the  Conversion  Date,  the Credit  Agreement
provides  that we may use any funds  remaining  in the  Contingent  Project Cost
Reserve or the Equity Escrow Fund to repay the Bridge Loan. The Credit Agreement further  provides  that to the extent our actual  total  costs to  complete  the
Facility are less than our projected  costs,  the difference will be advanced to us on the  Conversion  Date to repay any  outstanding  balances under the Bridge
Loan.

     o Certain Repayment Provisions: In addition to all other payments due under the Credit Agreement,  we also agreed to pay,  beginning at the end of the third fiscal quarter after the Conversion  Date, the amount equal to 65% of our Excess
Cash Flow (as defined in the Credit Agreement),  up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit  Agreement.  Such payment will be applied to the outstanding principal of the Term Loan (once funded), and will not  be  subject  to  the  prepayment  fee.  The  prepayment  fee  is due if the
Construction  Loan or Term  Loan is paid in full  within  24  months  after  the
Conversion  Date.  We also agreed to pay to each Lender,  annually,  a letter of credit fee equal to 150 basis points of each Lender's  maximum amount  available to us under  its  letter of  credit.  We will pay a  commitment  fee of 35 basis points per year of the unused portion of each Lender's Revolving Commitment,  as
defined  in  the  Credit   Agreement,   and  payable  in  arrears  in  quarterly
installments.  The  repayment  of any loan will be made to the  Lenders pro rata based on each Lender's  contribution to the total outstanding  principal of that loan.

     o Other Terms: Under the terms of the Credit Agreement,  we are required to make certain customary  representations and are subject to customary affirmative and negative  covenants,  including  restrictions  on our ability to incur debt,
create  liens,   dispose  of  assets,   pay   distributions   and  make  capital
expenditures,  consolidate,  dissolve, or merge. There are also customary events of default,  including  payment  defaults,  covenant  defaults,  cross defaults, construction related defaults and bankruptcy  defaults.  The terms of the Credit
Agreement also contain  financial  covenants  including minimum working capital, certain reserves,  minimum current assets to current liabilities ratios, minimum tangible net worth,  minimum  owner's  equity ratio,  and a minimum fixed charge coverage ratio.

     o  Security  Agreement:  We entered  into a Security  Agreement  ("Security
Agreement") with AgStar dated May 2, 2007 under which we grant to AgStar, as the agent  ("Agent")  for the  Lenders,  a security  interest in all of our personal property,  including accounts,  goods, farm products,  fixtures,  chattel paper, inventory,  equipment,

                                       22

Instruments,   Investment  Property,   Documents,  Deposit  Accounts,  Commodity
Accounts,  Commercial Tort Claims, securities accounts, money,  letter-of-credit rights,  intangibles,  software,  Supporting  obligations,  and all proceeds and products thereof. Under the Security Agreement, we agreed to not grant any other lien or security interest in any of our personal property without the consent of
Agent. The Security  Agreement contains customary events of default and remedies for an event of default.

     o Real Estate  Mortgage:  We entered into a Mortgage,  Security  Agreement,
Assignment of Rents and Leases, and Fixture Filing ("Mortgage  Agreement") dated
May 2, 2007 with AgStar as Agent.  Under the Mortgage  Agreement,  we granted to
Agent a first lien status, subject to certain permitted  encumbrances,  mortgage and security interest in (i) our real property, described therein, together with
al  improvements,   buildings  or  structures,  (ii)  all  equipment,  fixtures, improvements, building supplies and materials and other personal property, (iii)
all  leases  accounts  rents,  issues  and  profits,  (iv) any and all awards or judgments,  and (v) after-acquired  property. The Mortgage Agreement also serves as a financing  statement for a fixture filing.  The Mortgage Agreement contains the same events of default as are  contained in the Credit  Agreement,  and also contains standard remedy provisions for a mortgage and security interest.

     o  Environmental  Indemnity  Agreement:  We entered  into an  Environmental
Indemnity  Agreement  with  AgStar  as  Agent,  dated  May  2,  2007,  where  we represented we have received a Phase I  environmental  assessments,  and that we provided  these  assessments  to the Lenders.  We covenant that we will promptly commence  and  complete  cleanup,  consistent  with the  appropriate  laws,  any environmentally  hazardous materials.  In addition,  we agreed to indemnify each
Lender for all losses arising as a result of or in connection  with the presence of environmentally  hazardous materials,  including providing the defense of any
Lender for a related action or proceeding.

     o  Lien  Subordination  Agreement:  We  entered  into a Lien  Subordination
Agreement with AgStar as Agent, and the Iowa Department of Economic  Development
("IDED").  Lenders and IDED each  posses  security  interests  in certain of our property.  Under the Lien  Subordination  Agreement,  IDED and the Lenders agree that IDED will have first  priority  and the Lenders  will have second  priority with respect to specified collateral (the "IDED Collateral"). IDED agrees not to take  any  action  regarding  the  security  interest  it  contains  in the IDED
Collateral.  Additionally,  IDED agrees to subordinate its security  interest in our assets except IDED Collateral to the security  interest held by the Lenders.
This agreement  terminates  upon (i) the debt to the Lenders being paid in full,
(ii)  the  termination  of  the  credit  extended  by  Lenders,   or  (iii)  the
cancellation of the loan and security  interest and termination of the financing statement held by IDED.

     o Assignments:  Pursuant to the Credit  Agreement,  we agreed to assign our rights  under the  following  agreements,  to which  each of the  counterparties provided their respective consent: the ICM Contract, the Ethanol Agreement,  the
DG  Agreement,  the  Agency  Agreement,  the  Steam  Contract  and the  Electric
Contract.

     o Bridge Loan: As discussed above, in addition to the funds available under the Credit  Agreement,  we have also  obtained  the Bridge  Loan from the Bridge
Lender, the proceeds of which we deposited into the Credit Agreement  disbursing account to resolve our budget  shortfall.  The Bridge Loan is  represented  by a promissory note dated as of March 7, 2008 (the "Bridge Loan Note") and carries a variable  interest rate of 0.800  percentage  points over LIBOR. The Bridge Loan
Note provides that we are required to pay all outstanding  principal and accrued unpaid interest on or before March 1, 2009.  Under the terms of the Bridge Loan, we are required to make  certain  customary  representations  and are subject to certain  affirmative  covenants,  including the  obligation to notify the Bridge
Lender of any  defaults  under the Credit  Agreement.  There are also  customary events of default,  including payment defaults,  covenant defaults,  defaults in favor of third  parties  and  bankruptcy  defaults.  In the event of our default under the Bridge  Loan,  the Bridge Loan Note  provides  that the Bridge  Lender shall  submit  draws  under the LCs on a  proportionate  basis (76% under to the
Bunge LC and 24% under the ICM LC) and apply  such  proceeds  to the  amount due under the Bridge Loan. To the extent that we make any  principal  payment on the
Bridge Loan that is permitted under the Credit  Agreement,  the Bridge Loan Note provides that the Bridge  Lender will consent to and  acknowledge a reduction in the face amount of the LCs by an amount  equal to the  applicable  proportionate share of such principal payment.

                                       23

     Governmental Programs

     o IDED: We entered into a Master  Contract (the "IDED  Contract")  with the
IDED,  effective November 21, 2006, which provides for financial assistance from
IDED. The awards granted under the IDED Contract can be reduced or terminated if there is a change  in the IDED  revenues  appropriated  to us under  the  Master
Contract or for any other reason beyond IDED's control. All amounts of financing received from IDED will be spent on the construction of our Facility. As part of the Master Contract,  we granted to IDED a second position  security interest in all of our assets,  and a first position  security interest in our rolling stock valued at  $200,000.  We covenant to (i)  maintain  our business and Facility in
Iowa, (ii) create certain  numbers of jobs,  based on the job category (the "Job
Requirement"),  (iii) provide certain  benefits,  (iv) complete the Facility and comply with performance requirements regarding its completion,  (v) maintain our properties in a condition of good repair,  (vi) pay all taxes,  assessments  and fees,  and (vii) insure our risks as any person  similarly  situated  would.  We agree to provide  reports  including a mid-year  status  report,  an end-of-year status report,  an end of project report,  and an end of job maintenance  period
report.   Additionally,   we  agreed  to  not  be  a  party  to  any  merger  or
consolidation,  we agree to not sell, transfer, or lease any property covered by a security  interest,  and we agreed to not form or acquire any  subsidiaries or transfer any assets pledged as security to any  subsidiary.  The Master Contract contains  standard  events of  default,  and in  addition  declares  an event of default  when we are  subject  to any  judgment  in excess of  $100,000,  in the aggregate.

     The IDED  Contract  contains  a  VAAPFAP  Funding  Agreement  ("VA  Funding
Agreement"),  which provides us with an interest-free loan of $100,000,  payable over 60 months,  and a $100,000  forgivable  loan,  payable over 36 months.  The forgivable loan is only due if IDED determines that we failed to comply with the terms of the VA Funding  Agreement  and the IDED  Contract.  In  addition to the requirements for funding under the IDED Contract,  we must also provide evidence that we have access to steam  energy from MidAm's  plant to replace  natural gas before we will  receive  funds under the VA Funding  Agreement.  In the event we fail to meet our Job Requirement,  IDED can either require full repayment of the loan or repayment on a pro rata basis.  If we fail to meet our Job  Requirement, the  forgivable  loan will be forgiven on a pro rata basis,  with the  remaining balance being  amortized over a two year period and carrying a 6% interest rate, due from the first day of disbursement of the shortfall  amount.  We have signed two promissory notes,  each for $100,000,  covering the loans provided for under the VA Funding  Agreement.  The VA Funding  Agreement  terminates  upon (i) IDED determining  we  have  fully  met  all of  the  requirements  of the VA  Funding
Agreement,  including  repayment,  (ii) an event of  default,  (iii) lack of any distribution  under the VA Funding Agreement within 24 months of the award date, or (iv) mutual agreement.

     The IDED Contract also contains a High Quality Job Creation Program Funding
Agreement ("HQJCP Funding Agreement"). Under the HQJCP Funding Agreement, we are
allowed to claim an  investment  tax credit  ("Tax  Credit") of up to 5% (with a maximum of $6,922,308) of our qualifying  expenses  directly related to new jobs created by the start-up, location,  expansion, or modernization of our Facility, we are  eligible  for a  refund  of  sales,  service,  and use  taxes  we pay to contractors  or  subcontractors,  and  we are  eligible  for a  value-added  tax exemption. Under the HQJCP Funding Agreement, we must create 45 new high quality jobs.  These new jobs must be created  within five years of Facility  completion and must be maintained for at least two years thereafter.  We also agree to make a qualifying  investment of $141,331,160 toward the purchase and construction of our  Facility.  Additionally,  we must (i) offer our new  employees a pension or profit  sharing  plan,  (ii)  create  a high  value-added  good  or  service  in
"Value-Added  Agriculture"  (one of Iowa's  target  industries),  (iii)  provide employees 90% of the cost of medical and dental insurance,  and (iv) have active productivity  and safety  programs.  If we fail to create the number of required jobs,  then we will be  required  to repay  these tax  benefits  pro rata to the percent of jobs we failed to create  over the number of jobs we are  required to create. If we fail to meet the four  requirements  above for two years in a row, then we forfeit all tax benefits we receive under the HQJCP  Funding  Agreement.
If we sell or dispose of any building,  land, or structure that has received tax incentives  under this  program,  then our tax  liability  will be  increased as outlined in the HQJCP  Funding  Agreement.  In the event we layoff  employees or close our Facility  prior to  receiving  any tax  benefits,  the benefits may be reduced or terminated by IDED. The HQJCP Funding  Agreement  terminates upon (i)
IDED  determining we have fully met all of the requirements of the HQJCP Funding
Agreement,  including  repayment,  (ii) an event of  default,  (iii) lack of any distribution  under the HQJCP  Funding  Agreement  within 24 months of the award date, or (iv) mutual agreement.

     o USDA:  We have entered into a  Value-Added  Agricultural  Product  Market
Development (VAPG) Grant Agreement ("Grant Agreement") with the United States of
America,  dated  November 3, 2006,  under which we

                                       24

receive a $300,000 grant for payment of (i) administrative staff salaries during construction and start-up,  (ii) the rental of temporary office space, and (iii)
permanent  staff  salaries for three  months.  As a condition  to receiving  the grant, we agreed to contribute at least $300,000 of our own money to be spent at an equal or  greater  rate  than the Grant  Agreement  funds.  We also  agree to maintain a financial  management  system and receive  payment in accordance with federal  regulations.  Additionally,  we agreed to comply with  certain  bonding coverage,  audit and reporting  obligations.  Finally,  we agreed to comply with federal regulations concerning property, procurement and records access.

     Uses of Funds

     The  following  table  describes the estimated use of our offering and debt financing  proceeds.  The figures  are  estimates  only,  and the actual uses of proceeds may vary significantly from the descriptions given below.

Estimated Uses of Funds                                           Amount            Percent of Total
Plant Construction                                            $    118,000,000              50.4%
Other Construction                                            $     68,249,620              24.1%
Land and Site Development                                     $     10,778,614               3.6%
Site Utilities, Fire Protection and Water Supply              $      3,893,788               0.5%
Rolling Stock                                                 $      2,000,000               0.9%
Administration Building, Computer Systems and Furnishings     $      1,040,000               0.4%
Rail line                                                     $     11,635,283               4.5%
Construction Insurance                                        $        400,000               0.2%
Equity and Debt Financing Expenses+                           $      1,414,000               0.4%
Organizational                                                $      5,424,414               1.4%
Start-Up                                                      $      1,799,670               1.4%
------------------------------------------------------------------------------------------------------
Total                                                         $    224,635,389                100%

 + Does not include additional expenses we may incur to
raise additional equity as discussed elsewhere in this Annual Report.

     The ICM  Contract  provides  for a fixed fee of  $118,000,000  to build the primary  portions of our Facility.  Through  December 31, 2007, we have paid ICM
$48,042,404  for   construction   services  under  the  ICM  Contract,   leaving
$69,957,569 of future commitment,  which we expect to pay by October,  2008. The
T&S Contract  provides for a fee,  subject to change  orders,  of  $9,745,000 to design and construct a 1,000,000 bushel grain receiving and storage facility and
Distillers Grain storage facility.  The work provided for under the T&S Contract is to be substantially completed no later than May 5, 2008. Through December 31,
2007,  we have paid T&S  $7,400,000,  leaving a  $2,345,000  future  commitment.
Additionally,  we have agreed to pay $5,759,240 for excavation services. Through
December  31,  2007,  we have paid  $5,700,000  under the  excavation  contract, leaving a $59,000 future commitment.

Off-Balance Sheet Arrangements.

     We have no off-balance sheet arrangements.

Application of Critical Accounting Estimates.

     Management  uses  estimates  and  assumptions  in preparing  our  financial statements in accordance with accounting  principles  generally  accepted in the
United States.  These estimates and assumptions  affect the reported  amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the  reported  revenues  and  expenses.  We do  not  believe  that  any  of  the significant  accounting  policies  described  in  the  notes  to  the  financial statements is critical at this time, however we expect to continue to review our accounting  policies as we commence  operation of our ethanol  plant in order to determine if any of these accounting policies are critical.

                                       25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Southwest Iowa Renewable Energy, LLC (A Development Stage Company)

We have audited the balance sheets of Southwest Iowa  Renewable  Energy,  LLC (A
Development  Stage  Company) as of September 30, 2007 and 2006,  and the related statements  of  operations,  members'  equity and cash flows for the years ended
September 30, 2007 and 2006,  the period from March 28, 2005 (date of inception)
to September  30, 2005 and the period from March 28, 2005 (date of inception) to
September 30, 2007.  These financial  statements are the  responsibility  of the
Company's  management.  Our  responsibility  is to  express  an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all  material  respects,  the  financial  position of Southwest  Iowa  Renewable
Energy, LLC (A Development Stage Company) as of September 30, 2007 and 2006, and
the results of its operations  and its cash flows for the years ended  September
30,  2007 and 2006,  the period  from  March 28,  2005  (date of  inception)  to
September  30, 2005 and the period from March 28,  2005 (date of  inception)  to
September  30, 2007,  in  conformity  with U.S.  generally  accepted  accounting principles.

The  accompanying  financial  statements  have been  prepared  assuming that the
Company  will  continue  as a  going  concern.  As  discussed  in  Note 8 to the
financial  statements,   the  Company  currently  has  a  funding  shortfall  of
approximately  $31,000,000  due to  unforeseen  increases in plant  construction costs.  This  funding  shortfall  has caused the senior  lender under the senior secured debt facility  discussed in Note 3 to indicate that it has no obligation to fund under the senior credit facility.  Until  additional  capital is secured and the senior  lender  agrees to fund,  there is no  assurance  that the senior lender will advance  construction funds which raises substantial doubt about the
Company's ability to continue as a going concern. Management's plan in regard to this matter is described in Note 8. The financial  statements do not include any adjustments that might result from the outcome of this uncertainty.

Omaha, Nebraska
January 28, 2008

                                       26

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Balance Sheets
September 30, 2007 and 2006

                                                                          2007                       2006
----------------------------------------------------------------------------------------------------------------

ASSETS (Note 3 and 4)

CURRENT ASSETS
     Cash and cash equivalents                                     $      1,742,940          $          820,743
     Prepaid expenses and other                                             124,952                      20,377
                                                                   ---------------------------------------------

         Total current assets                                             1,867,892                     841,120
                                                                   ---------------------------------------------

PROPERTY AND EQUIPMENT
     Land                                                                 2,064,090                   3,513,715
     Construction in progress                                            59,504,547                   2,115,731
     Office and other equipment                                              79,090                       2,996
                                                                   ---------------------------------------------                                                                         61,647,727                   5,632,442
     Accumulated depreciation                                               (7,233)                       (162)
                                                                   ---------------------------------------------
                                                                         61,640,494                   5,632,280
                                                                   ---------------------------------------------

OTHER ASSETS
     Cash held for plant construction                                    15,638,542                         ---
     Deferred financing costs                                             2,800,846                      25,386
     Deferred offering costs                                                    ---                     139,889
                                                                   ---------------------------------------------
                                                                         18,439,388                     165,275
                                                                   ---------------------------------------------                                                                   -- -------------- ---------- ----------------

                                                                   $     81,947,774          $        6,638,675
                                                                   =============================================

See Notes to Financial Statements.

                                       27

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Balance Sheets
September 30, 2007 and 2006

                                                                               2007                  2006
----------------------------------------------------------------------------------------------------------------

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
     Accounts and retainage payable                                  $           3,657,500   $          253,254
     Accrued expenses                                                               43,730              106,036
     Current maturities of long-term debt (Note 4)                               1,303,250                  ---
                                                                     -------------------------------------------

         Total current liabilities                                               5,004,480              359,290
                                                                   ---------------------------------------------

LONG-TERM DEBT, less current maturities (Note 4)                                   168,333            1,283,250
                                                                   ---------------------------------------------

COMMITMENTS (Notes 5, 6 and 7)

MEMBERS' EQUITY (Note 2)
     Members' capital                                                           76,474,111            5,778,000
     Earnings (deficit) accumulated during the development stage                   300,850            (781,865)
                                                                   ---------------------------------------------
                                                                                76,774,961            4,996,135
                                                                   ---------------------------------------------

                                                                     $          81,947,774   $        6,638,675
                                                                   =============================================

See Notes to Financial Statements.

                                       28

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Operations

                                                                                              March 28,         March 28, 2005
                                                                                            2005 (Date of          (Date of
                                                        Year Ended         Year Ended       Inception) to       Inception) to
                                                       September 30,        September       September 30,       September 30,
                                                           2007             30, 2006             2005                2007
--------------------------------------------------------------------------------------------------------------------------------

Revenues                                           $              ---  $            ---  $             ---  $               ---
                                                   -----------------------------------------------------------------------------

General and administrative expenses (Note 6)                2,222,327           886,824             33,959            3,143,110
                                                   -----------------------------------------------------------------------------
     (Loss) before other income                           (2,222,327)         (886,824)           (33,959)          (3,143,110)
                                                   -----------------------------------------------------------------------------

Other income and (expense):
     Grant                                                    114,235            55,246                ---              169,481
     Interest income                                        3,187,653            60,389                ---            3,248,042
     Miscellaneous income                                      37,238            18,958              4,325               60,521
     Loss on disposal of property                            (34,084)               ---                ---             (34,084)
                                                   -----------------------------------------------------------------------------                                                   -- ---------------- -- -------------- -- --------------- -- -----------------
                                                            3,305,042           134,593              4,325            3,443,960
                                                   -----------------------------------------------------------------------------

         Net income (loss)                         $        1,082,715  $      (752,231)  $        (29,634)  $           300,850
                                                   =============================================================================

Weighted average units outstanding                             12,568             1,155                  2                5,463
                                                   =============================================================================

Net income (loss) per unit - basic and diluted                 $86.15         ($651.28)       ($14,817.00)               $55.07
                                                   =============================================================================

See Notes to Financial Statements.

                                       29

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Members' Equity
Years Ended September 30, 2007 and 2006 and Period from March 28, 2005
(Date of Inception) to September 30, 2005

                                                                                        Earnings
                                                                                        (Deficit)
                                                                                       Accumulated
                                                                                       During the
                                                                                       Development
                                                                   Members' Capital       Stage           Total
----------------------------------------------------------------------------------------------------------------------

Balance, March 28, 2005 (date of inception)                        $            ---   $          ---  $           ---
     Issuance of 285 Series A membership units (Note 2)                     570,000              ---          570,000
     Subscription receivable for 257 Series A membership units
     (Note 2)                                                             (514,000)              ---        (514,000)
     Net loss                                                                   ---         (29,634)         (29,634)
                                                                   ---------------------------------------------------
Balance, September 30, 2005                                                  56,000         (29,634)           29,366
     Receipt of membership units subscribed                                 514,000              ---          514,000
     Issuance of 1,047 Series A membership units (Note 2)                 5,202,000              ---        5,202,000
     Issuance of 1 Series B membership unit (Note 2)                          6,000              ---            6,000
     Net loss                                                                              (752,231)        (752,231)
                                                                   ---------------------------------------------------
Balance, September 30, 2006                                               5,778,000        (781,865)        4,996,135
     Issuance of 7,473 Series A membership units (Note 2)                44,838,000              ---       44,838,000
     Issuance of 3,333 Series B membership units (Note 2)                19,998,000              ---       19,998,000
     Issuance of 1,000 Series C membership units (Note 2)                 6,000,000              ---        6,000,000
     Offering costs                                                       (139,889)              ---        (139,889)
     Net income                                                                 ---        1,082,715        1,082,715
Balance, September 30, 2007                                        $     76,474,111   $      300,850  $    76,774,961
                                                                   ===================================================

See Notes to Financial Statements.

                                       30

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Cash Flows

                                                                                              March 28, 2005      March 28, 2005
                                                                                                 (Date of            (Date of
                                                         Year Ended          Year Ended        Inception) to       Inception) to
                                                        September 30,         September        September 30,       September 30,
                                                            2007              30, 2006             2005                2007
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                  $          1,082,715  $      (752,231)  $         (29,634)  $          300,850
Adjustments  to reconcile  net income  (loss)
to net cash  provided by (used in)
operating activities:
     Depreciation                                                 7,071               162                 ---               7,233
     Loss on disposal of property                                34,084               ---                 ---              34,084
     Changes in working capital components
     (Increase) in prepaid expenses and other                 (104,575)          (20,377)                 ---           (124,952)
     Increase (decrease) in accounts payable                  (188,669)           245,242                 ---              56,573
     Increase (decrease) in accrued expenses                   (62,306)           106,036                 ---              43,730
                                                   -------------------------------------------------------------------------------
         Net cash provided by (used in)                         768,320         (421,168)            (29,634)             317,518
         operating activities
                                                   -------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment                    (53,871,995)       (5,624,430)                 ---        (59,496,425)
     Increase in cash for plant construction               (15,638,542)               ---                 ---        (15,638,542)
     Proceeds from sale of property and equipment             1,415,541               ---                 ---           1,415,541
                                                   -------------------------------------------------------------------------------
         Net cash (used in) investing activities)          (68,094,996)       (5,624,430)                 ---        (73,719,426)
                                                   -------------------------------------------------------------------------------

See Notes to Financial Statements.

                                       31

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Cash Flows (continued)

                                                                                              March 28, 2005      March 28, 2005
                                                                                                 (Date of            (Date of
                                                         Year Ended          Year Ended        Inception) to       Inception) to
                                                        September 30,         September        September 30,       September 30,
                                                            2007              30, 2006             2005                2007
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of membership units              69,876,000         5,722,000              56,000          75,654,000
     Payments for financing costs                           (1,815,460)          (25,386)                 ---         (1,840,846)
     Payments for offering costs                                    ---         (136,927)             (2,962)           (139,889)
     Proceeds from long-term borrowings                         200,000         1,283,250                 ---           1,483,250
     Payments of long-term borrowers                           (11,667)               ---                 ---            (11,667)
                                                   -------------------------------------------------------------------------------
         Net cash provided by financing                      68,248,873         6,842,937              53,038          75,144,848
         activities
                                                   -------------------------------------------------------------------------------

         Net increase in cash and cash
         equivalents                                            922,197           797,339              23,404           1,742,940

CASH AND CASH EQUIVALENTS
     Beginning                                                  820,743            23,404                 ---                 ---
                                                   -------------------------------------------------------------------------------
     Ending                                        $          1,742,940  $        820,743  $           23,404  $        1,742,940
                                                   ===============================================================================

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING
AND FINANCING ACTIVITIES
     Construction in progress included in
     accounts payable                              $          3,600,927  $          8,012  $              ---  $        3,600,927
     Deferred offering costs in accounts payable                    ---           (4,300)               4,300                 ---
     Membership units issued for deferred
     financing costs                                            960,000               ---                 ---             960,000

See Notes to Financial Statements.

                                       32

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1. Nature of Business and Significant Accounting Policies

Principal business activity: Southwest Iowa Renewable Energy, LLC (the Company),
located in Council  Bluffs,  Iowa, was formed in March 2005 to pool investors to build a 110 million gallon annual production dry mill corn-based  ethanol plant.
As of  September  30,  2007,  the Company is in the  development  stage with its efforts being principally devoted to organizational,  equity-raising  activities and construction of the ethanol plant.

A summary of significant accounting policies follows:

   Use of estimates:  The preparation of financial statements in conformity with accounting  principles  generally  accepted  in the United  States of America requires  management  to make  estimates  and  assumptions  that  affect  the reported  amounts of assets and  liabilities  and  disclosure  of  contingent assets  and  liabilities  at the  date of the  financial  statements  and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations  of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.

   Cash and cash  equivalents:  The  Company  considers  all highly  liquid debt instruments  purchased with a maturity of three months or less when purchased to be cash equivalents.

   Cash  held  for  plant  construction:  The  cash  that  will be used  for the construction of the plant has been  classified as long-term  according to its estimated use.

   Deferred  financing  costs:  Deferred  financing  costs  associated  with the construction and revolving loans discussed in Note 3 are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 5-year term of the  agreement.  As of September  30, 2007,  the Company has not received any loan proceeds under these agreements.

   Deferred offering costs: The Company classifies all costs directly related to raising  capital as deferred  offering costs until the capital is raised,  at which  point the costs were  reclassified  as an offset to equity as issuance costs. A total of $139,889 of offering costs were  reclassified  as an offset to equity for the year ended September 30, 2007.

   Property  and   equipment:   Property  and   equipment  is  stated  at  cost.
   Construction in progress is comprised of costs related to the construction of the ethanol plant,  depreciation of such amounts will commence when the plant begins  operations over estimated useful lives ranging from 5 to 40 years. As of September 30, 2007 there were no capitalized interest costs.  Depreciation is  computed  using the  straight-line  method over the  following  estimated useful lives:

                                                          Years

       Office and other equipment                         5 - 7

   Maintenance  and repairs are expenses as  incurred;  major  improvements  and betterments are capitalized.

                                       33

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1. Nature of Business and Significant Accounting Policies (Continued)

   Income  taxes:  The Company has  elected to be treated as a  partnership  for federal and state  income tax purposes  and  generally  does not incur income taxes.  Instead, the Company's earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

   Net income (loss) per unit: Earnings per unit have been computed on the basis of the  weighted  average  number of units  outstanding  during  each  period presented.  Units issuable  relating to subscribed  units as of September 30,
   2005 have not been included in the computation  because their inclusion would have  reduced the loss per unit  applicable  to the net income for the period
   March 28, 2005 (date of inception) to September 30, 2005.

   Grant  income:  The  Company  recognizes  grant  income as other  income  for reimbursement of expenses  incurred upon complying with the conditions of the grant.

   Organizational   costs  and  startup   costs:   The  Company   expenses   all
   organizational and startup costs as incurred.

   Fair value of financial  instruments:  The carrying  amounts of cash and cash equivalents,  accounts payable and accrued  expenses  approximate fair value.
   The fair value of long-term debt is estimated  based on anticipated  interest rates which  management  believes would currently be available to the Company for similar  issues of debt,  taking into account the current credit risk and other market factors.

Note 2. Members' Equity

The Company was formed on March 28, 2005 to have a perpetual  life with no limit on the number of authorized  units. The Company was initially  capitalized by 19 management  committee  members  who  contributed  an  aggregate  of  $570,000 in exchange for 285 Series A membership units. In December 2005, the Company issued an additional 360 Series A membership units in exchange for $1,080,000. In March
2006,  the Company  completed a private  placement  offering with one membership unit at $6,000 being at risk and the remaining  investment  held in escrow until closing of the  offering.  The  Company  approved  and issued 687 Series A and 1
Series B at risk membership  units at $6,000 per unit for a total of $4,128,000.
The  offering  was closed in November  2006 with the  issuance of 7,313 Series A membership units,  3,333 Series B membership units and 1,000 Series C membership units for a total of $69,876,000.

In addition,  in November 2005 the Board of Directors approved the issuance upon financial close of 25 Series A membership units to the development  group,  Iowa
Quality  Producers  Alliance,  LLC,  for  efforts  by the  organization  for the development  and  advancement  of the  ethanol  project.  Pursuant to terms of a management  agreement,  the  Board  of  Directors  approved  the  issuance  upon financial  close,  135  Series A  membership  units  were  issued  to the  Rural
Development  Associates (RDA).  These units were issued as part of a contractual success fee arrangement, that upon actual closing of all financing documents RDA was to receive a success fee for their efforts  relating to securing  financing.
The success fee was to be paid 1/2 cash and 1/2 membership units.

                                       34

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 2. Members' Equity (Continued)

At September 30, 2007 and 2006 outstanding member units were:

                                            September 30,        September 30,
                                               2007                  2006
                                        --------------------- ------------------
A Units                                        8,805                1,332
B Units                                        3,334                  1
C Units                                        1,000                 --

The  Series A, B and C unit  holders  all vote on  certain  matters  with  equal rights.  The Series C unit holders have the right to elect one Board of Director member.  The Series B unit  holders have the right to elect that number of Board of Director members which bears the same proportion to the total number of Board of  Directors  in relation to Series B  outstanding  units to total  outstanding units.  Series A unit  holders have the right to elect the  remaining  number of
Board of Director members, not elected by the Series C and B unit holders.

Series B unit holders have the right to purchase  any new  securities  issued by the  Company  on  a  pro-rata  basis  in  relation  to  its  existing  ownership relationship.  Series B unit  holders may sell up to 15 percent of its  original units  per  annum  beginning  May 11,  2011  without  terminating  the above new securities pro-rata right.

Income and losses are allocated to all members based on their pro rata ownership interest.  Units may be issued or  transferred  only to persons  eligible  to be members  of the  Company  and  only in  compliance  with the  provisions  of the operating agreement.

Note 3. Construction and Revolving Loan/Credit Agreements

In May 2007,  the  Company  entered  into a loan  commitment  with a lender  for
$126,000,000  senior secured debt,  consisting of an  $111,000,000  construction loan and a $15,000,000 revolving line of credit. Letters of credit pertaining to the construction may be drawn on the construction  loan not to exceed $3,000,000 in  aggregate.  Borrowings  under the  construction  credit  facility  agreement include a variable  interest  rate  based on LIBOR  plus 3.15% for each  advance under the agreement. Upon completion of construction,  the construction loan may be  segmented  into  two  credit  facilities,  an  amortized  term  facility  of
$101,000,000 and a revolving term facility of $10,000,000.  Upon conversion, the
Company has the option of converting  50% of the term note into fixed rate loans at the  lender's  bonds rate plus 2.75%.  The portion of the term loan not fixed and the term revolving  line of credit will accrue  interest equal to LIBOR plus
2.95%.  LIBOR of September 30, 2007 was 5.54%. The credit facility and revolving credit agreement  require the maintenance of certain  financial and nonfinancial covenants.  Borrowings under this agreement are  collateralized by substantially all of the Company's  assets.  The  construction/revolving  term credit facility
require  monthly  principal   payments  starting  the  seventh  month  following
conversion of the construction loan to a term loan. The conversion will occur 60 days after completion of the  construction.  The loan will be amortized over 114 months and will mature five years after the conversion  date. The revolving term credit agreement expires in five years after the conversion of the loan at which time the principal  outstanding is due. Borrowings are subject to borrowing base restrictions  as defined in the agreement.  The agreements  also include certain
prepayment   penalties.   There   was   no   balance   outstanding   under   the
construction/revolving term credit facility and revolving credit agreement as of
September 30, 2007.

                                       35

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 3. Construction and Revolving Loan/Credit Agreements (Continued)

In November 13, 2007, the Company  received  notification  from Agent requesting that it immediately  provide a sworn  construction  statement under the terms of the Credit Agreement in response to the updated project budget dated October 29,
2007,  which reflected a budgeted  shortfall of  $31,000,000.  The Agent further requested the deposit of $34,121,313  with the disbursing agent under the Credit
Agreement and related  documents  within ten days.  Thereafter,  the Company and
Agent commenced  discussions  regarding the potential  construction  funding gap projected in the October 29, 2007  construction  budget. On January 3, 2008, the
Company received  notification  from Agent requesting a firm proposal to address the equity  shortfall  along with other  materials.  As of January 28, 2008, the
Company was  negotiating  with Agent (on behalf of the  Lenders) and a potential bridge lender to resolve the funding  shortfall  and commence  funding under the
Credit Agreement through the following proposals:

     o The  Company  would  obtain a bridge  loan from the Bridge  Lender in the amount of $31,000,000. Under the Bridge Loan, the Company would be required to pay interest,  and the  principal  would be due in November,  2008.  The proceeds of the bridge loan would be  deposited  into the Credit  Agreement disbursing account and applied as required thereunder. The bridge loan debt would be secured by two letters of credit, described below.

     o Bunge  would  cause its bank to issue a letter  of  credit in the  amount equal to 76% of the $31,000,000  borrowed under the Bridge Loan in favor of
     Lenders,  and ICM would  cause its  lender to  similarly  issue a letter of credit in the amount  equal to 24% of the  $31,000,000  borrowed  under the bridge loan in favor of Lenders (together,  the LCs). Both LCs would expire in  December,  2008,  and  Lenders  would only draw  against the LCs to the extent that the Company has not repaid the bridge loan in full by November,
     2008. In the event Lenders draw against the LCs, the amounts drawn would be in  proportion to Bunge's and ICM's  respective  ownership of the Company's
     Units which are not Series A--76% and 24%, respectively.  Similarly, as the
     Company  repays the principal of the bridge loan,  the LCs' stated  amounts would correspondingly be reduced in the same proportion.

     o The Company  would  enter into a proposed  Reimbursement  Agreement  with
     Bunge  and ICM (the  Reimbursement  Agreement)  in  connection  with  their respective  issuances of the LCs. Under the  Reimbursement  Agreement,  the
     Company  would agree to pay Bunge and ICM each a fee for the  issuances  of their  respective  LCs.  To the  extent  that  the  LCs are  drawn  upon as discussed  above,  the Company would  immediately  reimburse Bunge and ICM.
     Such reimbursement  would consist of the issuance of Units to Bunge and ICM at the price of $3,000 per Unit, though the terms of such Units,  including their price, remain subject to further negotiations. The Company would also agree to use its best efforts to either obtain additional debt financing or raise  additional  equity to eliminate the need for the bridge loan and the
     LCs.

     o The terms of the Credit  Agreement  would be  modified  to  reflect  the foregoing.

                                       36

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 4. Long-Term Debt

Long-term debt consists of the following as of September 30, 2007 and 2006:

                                                                                       2007                  2006
Note payable to Pottawattamie  County, Iowa,  non-interest bearing, due 180 days after  ethanol  production  begins or January 31, 2008,  whichever  comes first, secured by land
                                                                                $      1,283,250      $     1,283,250
$200,000  Note  payable  to  Iowa   Department   Economic   Development   (IDED)
non-interest bearing monthly payments of $1,667 due through maturity date
of March 2012 on non-forgivable portion (A)                                     $        188,333      $     1,283,250
                                                                                       1,471,583            1,283,250
Less current maturities
                                                                                     (1,303,250)                  ---
                                                                              $          168,333      $     1,283,250
                                                                              ========================================

Maturities  of  long-term  debt as of September  30, 2007 are as follows:  Years ending September 30:
         2008                                            $        1,303,250
         2009                                                        20,000
         2010                                                        20,000
         2011                                                        20,000
         2012                                                       108,333
                                                         $        1,471,583
                                                         ===================

   (A)The agreement is comprised of two  components.  A  $100,000 loan agreement which is non  interest-bearing  and due in  monthly  payments  of  $1,667, beginning  April 2007, and a final payment of $1,667 due March 2012; and a
      $100,000  forgivable loan  agreement.  Both notes under this agreement are
      collateralized   by   substantially   all  of  the  Company's  assets  and
      subordinate  to the  above  $126,000,000  financial  institution  debt and construction and revolving loan/credit agreements discussed in Note 3. The
      $100,000 loan is  forgivable  upon IDED approval of creation of qualifying jobs  as per the  Master  Contract.  If the  Company  does  not  meet  the requirements  of the  contract,  the note is due on an agreed upon payment schedule.

Note 5. Lease Commitments

The Company entered an operating lease agreement with a related party and member for the lease of 320 ethanol tank cars and 300 distillers' grain cars. The lease begins two months prior to start-up of the plant operation, continues for a term of ten years, and terminates upon the termination of the final car lease.

The  Company  leases  office  space under a  long-term  operating  lease from an unrelated  third party.  The original term of the lease is 12 months,  beginning
June 30, 2007.

                                       37

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 5. Lease Commitments (Continued)

The Company leases a vehicle and equipment under long-term operating leases from unrelated  third  parties.  The original  term of the leases is 12 to 36 months, beginning February 2007 and through various dates ending September 2008.

Approximate  minimum lease  payments under these  operating  leases for the next five years are as follows:

     Years ending September 30:
         2008                                 $          1,400,000
         2009                                            5,400,000
         2010                                            5,400,000
         2011                                            5,400,000
         2012                                            5,400,000

Note 6. Related-Party Transactions

In September  2005, the Company  entered into an agreement that expired May 2007
(and was not  renewed)  with a  management  company  that  included a member and director on the board of  directors,  for  project  development  services  for a monthly  fee of  $10,000  per  month,  plus  actual  travel  and other  approved expenses.  The  agreement  also  included  a fee of up to  $1,600,000  for a 100 million  gallon per year plant that was due upon the  financial  closing for the project. Expenses under this agreement totaled $1,669,947, $132,545, $10,000 and
$1,812,492 for the year ended September 30, 2007, year ended September 30, 2006, period from March 28, 2005 (date of inception) to September 30, 2005, and period from March 28, 2005 (date of  inception)  to  September  30,  2007,respectively.
Financial close of the project occurred during the year ended September 30, 2007 and 135 Series A membership  units were issued directly to RDA's  principals for
$810,000 of the  $1,600,000  fee.  The total fee of  $1,600,000  included in the above expenses of $1,669,947 has been capitalized as deferred offering costs and will be amortized over the term of the senior secured debt.

In September  2006,  the Company  entered into a  design-build  agreement with a related  party,  a member  of the  Company,  for a  lump-sum  contract  price of
$118,000,000.  As part of the contract,  the Company was required to make a down payment of 10% of the original  contract price which  $2,000,000 was paid at the delivery of the letter of intent, an additional  $2,000,000 was paid in November
2006 when the Company broke escrow and the  remaining  $7,800,000 of the 10% was paid in January 2007. Monthly  applications will be submitted for work performed in the previous  period subject to retainage.  As of September 2007, the Company has incurred  approximately  $33,051,000 of  construction in progress under this contract.

                                       38

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 6. Related Party Transactions (Continued)

The Company  entered into an agreement in October 2006 with a related  party,  a member of the Company,  to purchase all of the  distiller's  grains with soluble
(DGS) produced by the plant.  The Company agrees to pay a purchase price subject to the sales  price,  transportation  costs,  rail lease charge and a fixed rate marketing fee for the DGS produced.  The  agreement  commences  when the Company begins  producing  DGS and  continues  for ten years when it will  automatically renew for  successive  three-year  terms unless a one hundred eighty day written notice is given of either party's election not to renew before the expiration of the initial term or the then current  renewal term. In addition,  the Company is required to deliver written estimates of its anticipated  monthly DGS production annually and monthly.  The Company is required to pay a minimum annual marketing fee of $150,000. Beginning on the third anniversary of the effective date of the agreement and  thereafter,  the annual minimum amount and the purchase price may be adjusted  based on terms within the contract.  Either party may terminate the agreement based on specific guidelines in the agreement.

In October 2006,  the Company  entered into an agreement with a related party, a member of the Company,  to procure all grain required for the ethanol plant. The
Company agreed to pay an agency fee mutually  agreed to by both parties for corn delivered by truck or rail, with a minimum annual fee of $225,000. The agreement commences  when the Company  first needs corn for  production.  It is  currently anticipated  that this will occur September 2008 and will continue for ten years when it will  automatically  renew for successive  three-year terms unless a one hundred  eighty day written  notice is given of either  party's  election not to renew before the  expiration  of the initial  term or the then  current  renewal term.  Either party may terminate the agreement based on specific  guidelines in the agreement.

Note 7. Commitments

The total cost of the project,  including the  construction of the ethanol plant and start-up expenses, is expected to be approximately $234,185,000. The Company is funding the development of the ethanol plant by using the total equity raised of $75,654,000 and financing of approximately  $126,000,000,  though the Company is not yet  able  to  borrow  under  such  financing  (see  Notes 3 and 8).  The additional project costs will be funded by other financing and equity sources.

In September  2006,  the Company  entered into an agreement  with a design-build contractor  for  construction  of the  ethanol  plant  for a lump  sum  price of
$118,000,000 (see Note 6). The agreement states that $11,800,000 will be paid in cash as a down payment to be applied toward  applications for payments.  Monthly applications will be submitted for work performed in the previous period subject to retainage.  As of September 30, 2007,  the Company  incurred  $33,051,062  of construction  in progress.  The Company has included in construction in progress payments  made  totaling  $40,058,658  to the  contractor  for  the  year  ended
September  30,  2007;  therefore  approximately  $78,000,000  future  commitment remains as of September  30, 2007 which is expected to be paid in 2008.  Of this total,  approximately $1,653,000 is included in accounts payable as of September
30, 2007.

The Company has also entered into various other  contracts  during 2006 and 2007 for the  construction  of the ethanol  plant,  office  building,  rail track and acquisition  of  equipment  totaling  approximately  $21,245,000  with a  future commitment  of  approximately  $9,600,000  as of September  30,  2007,  which is expected to be paid in 2008. Of this total, approximately $1,874,000 is included in accounts payable as of September 30, 2007.

                                       39

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 7. Commitments (Continued)

In November 2006, the Company entered into an agreement with an unrelated entity for  marketing,  selling and  distributing  all of the  ethanol  produced by the
Company.  The Company will pay a fee mutually agreed to by both parties for each gallon of ethanol sold. This agreement shall be effective  through  December 31,
2010 and will renew annually until terminated by 90 days' written notice.  As of
September 30, 2007, the ethanol plant is not  operational and no amounts are due under this agreement.

In November  2006,  the Company  entered into an agreement with a related entity for marketing,  selling and distributing all of the distillers dried grains with solubles which are  by-products of the ethanol plant.  Under the agreement,  the
Company will pay a minimum  annual  marketing fee of $250,000.  The term of this agreement  shall be for ten years  commencing as of  completion  and start-up of production  of the plant.  As of September  30, 2007,  the ethanol  plant is not operational and no amounts are due under this agreement.

The Company has entered  into a steam  contract  with an  unrelated  party dated
January 22, 2007, under which the vendor agreed to provide the steam required by the  Company,  up to 475,000  pounds per hour.  The Company  agreed to pay a net energy  rate for all steam  service  provided  under the  steam  contract  and a monthly  demand charge for  condensate  not returned  (steam  delivered less the condensation  returned).  The net energy  rate is set for first three years then adjusted each year beginning on the third  anniversary  date. The steam contract will  remain in effect  for ten years from the  earlier of the date the  Company commences a continuous grind of corn for ethanol production, or January 1, 2009.

Note 8. Going Concern

The  accompanying  financial  statements  have been  prepared  assuming that the
Company will continue as a going concern.  As of September 30, 2007, the Company currently has a funding shortfall of approximately $31,000,000 due to unforeseen increases  in plant  construction  costs.  This raises  doubt about  whether the
Company  will  continue  as a going  concern.  Until the  funding  shortfall  is resolved to the satisfaction of the lenders, the lenders have indicated they are not obligated to make construction advances needed to construct the plant.

The Company is presently negotiating with its lenders, potential bridge lenders, and its significant  equity holders to resolve the funding shortfall and achieve the ability to utilize the debt financing it has in place. Such negotiations may result in additional debt incurred by the Company and the issuance of additional equity.

The  Company  has been in  communication  with its  lender as to the steps it is currently taking to resolve the funding shortfall, but there can be no assurance that the lender will make advances  given the funding  shortfall.  The Company's ability to continue as a going concern is dependent on the Company's  ability to fund the  shortfall  and the  lender's  willingness  to accept  the terms of the bridge financing.

Management  anticipates that if bridge financing cannot be obtained,  or it will not satisfy the bank  requirements,  the  Company may raise  additional  capital through the sale of additional membership units. However,  there is no assurance that the Company would be able to raise the desired capital.

                                       40

MEMBER INFORMATION

      * Transfer Agent

The Company serves as its own transfer agent. Members seeking to transfer a Unit must comply with the Company's transfer policy.

      * Unitholders

As of December  31,  2007,  the Company had (i) 8,805  Series A Units issued and outstanding  held  by  774  persons,  (ii)  3,334  Series  B  Units  issued  and outstanding held by Bunge, and (iii) 1,000 Series C Units issued and outstanding held by ICM.

      * Annual Meeting

The Annual Meeting of Unitholders of Southwest Iowa Renewable  Energy,  LLC will be held on April 3rd,  2008, at 1:00 p.m.  Central  Standard Time at the Arts at
the Mid-America Center, One Arena Way, Council Bluffs, IA 51501.

      * Distributions

To date, the Company has made no distribution  to its Members,  and it cannot be certain when it will be able to make distributions. Further, our ability to make distributions  is  restricted  under  the  terms  of the  Credit  Agreement,  as described under Financial  Information--Management's  Discussion and Analysis of
Financial Condition and Results of Operations--Liquidity and Capital Resources.

      * Trading Market

The Company does not have any established  trading market for its Units,  nor is one  contemplated.  While the Units  issued and  outstanding  as of December 31,
2007, excepting those issued in the RDA Offering, could be sold pursuant to Rule
144 under  the  Securities  Act of 1933,  as  amended  (the  "Securities  Act"), provided all of the  conditions  imposed by Rule 144 are complied with, the sale of all Units is severely  restricted by the Company's Operating  Agreement.  The
Company has not agreed to register any Units under the  Securities  Act for sale by  Members,  and no Units are  being,  or have been  publicly  proposed  to be, publicly offered by the Company.

                                       41

OFFICERS                                    BOARD OF DIRECTORS

KAROL D. KING                               KAROL D. KING--MONDAMIN, IOWA
Chairman of the Board                       KAR Farms, King Agri Sales, Inc.

MARK DRAKE                                  TED BAUER--AUDUBON, IOWA
President and Chief Executive Officer       Farm operator

CINDY PATTERSON                             MICHAEL GUTTAU--TREYNOR, IOWA
Chief Financial Officer                     Treynor State Bank
                                            Vice Chairman, Federal Home Loan
                                            Bank of Des Moines

TED BAUER                                   HUBERT HOUSER--CARSON, IOWA
Secretary and Treasurer                     Farm operator
                                            Member of the Iowa Senate and
                                            Former Member of the Iowa House of
                                            Representatives

                                            GREG KRISSEK--WICHITA, KANSAS
                                            ICM, Inc.

                                            MICHAEL M. SCHARF--ST. LOUIS, MISSOURI
                                            Bunge North America, Inc.

                                            BAILEY RAGAN--ST. LOUIS, MISSOURI
                                            Bunge North America, Inc.